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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SAUER-DANFOSS INC.
(Name of Subject Company)

SAUER-DANFOSS INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

804137107
(CUSIP Number of Class of Securities)

Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010
(515) 239-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

Peter Mirakian III, Esq.
Spencer Fane Britt & Browne LLP
1000 Walnut Street, Suite 1400
Kansas City, Missouri 64106-2140
Telephone: (816) 292-8158

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the attached exhibits, this "Schedule 14D-9") relates is Sauer-Danfoss Inc., a Delaware corporation ("Sauer-Danfoss" or the "Company"). The address and telephone number of the Company's principal executive office in the United States is 2800 E. 13th Street, Ames, Iowa 50010 and (515) 239-6000.

Securities.

        The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $0.01 per share (the "Shares"). As of February 25, 2013, there were 48,462,518 Shares issued and outstanding (of which 40,500 are restricted Shares that remain outstanding and subject to restrictions immediately before the Effective Time (as defined below) and were granted to non-employee directors of the Company pursuant to the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan ("Restricted Shares")) and an additional 3,391,057 Shares reserved for issuance under the Company's equity compensation plans, of which no Shares were issuable upon the exercise of outstanding options granted pursuant to such plans.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading "Name and Address" in Item 1, which information is incorporated by referenced herein. The Company maintains a website at www.sauer-danfoss.com. The website address is provided as an inactive textual reference only. The website and the information on or connected to the website are not a part of this Schedule 14D-9 and are not incorporated herein by reference.

Business and Background of the Company's Directors and Executive Officers.

        The name, age, citizenship, principal business address, principal occupation and business experience during the past five years of each of the Company's directors and executive officers is set forth in Annex A hereto. Each such person has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Tender Offer.

        This Schedule 14D-9 relates to the tender offer (the "Offer") by Danfoss Acquisition, Inc., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark ("Danfoss"), to purchase all of the issued and outstanding Shares not already owned by Danfoss and its subsidiaries (collectively, other than the Company and its subsidiaries, the "Danfoss Group") at a price per Share equal to $58.50 net to the seller in cash, without interest and less any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 15, 2013 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"). The Offer is described in a

Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto (including the Offer to Purchase), the "Schedule TO") and in a related Schedule 13E-3 (as amended or supplemented from time to time, and together with the exhibits thereto, the "Schedule 13E-3"), filed by Merger Sub and Danfoss with the Securities and Exchange Commission (the "SEC") on March 15, 2013. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 1, 2013 (as such agreement may be amended from time to time, the "Merger Agreement"), by and among Sauer-Danfoss, Danfoss and Merger Sub. Following consummation of the Offer, the Merger Agreement provides, among other things, that upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company (the "Merger" and, together with the Offer and the other transactions contemplated by the Merger Agreement, the "Transactions"), with the Company surviving (the "Surviving Company") as a wholly owned subsidiary of Danfoss. In the event that the number of Shares validly tendered and not properly withdrawn pursuant to the Offer would, together with the number of other Shares collectively owned by the Danfoss Group, constitute at least one Share more than 90% of the number of Shares then issued and outstanding (the "90% Requirement") (including through exercise of the Top-Up described below), the Merger will be effected as a "short-form" merger under and in accordance with Section 253 of the Delaware General Corporation Law ("DGCL") without a meeting of the stockholders of the Company to approve the adoption of the Merger Agreement. At the effective time of the Merger (the "Effective Time"), all remaining issued and outstanding Shares not tendered in the Offer (other than Shares held by the Danfoss Group or held by the Company and its subsidiaries immediately prior to the Effective Time, or held by any stockholder of the Company who or which is entitled to demand, and who or which properly demands, appraisal for such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount equal to the Offer Price in cash without interest and less any required withholding taxes.

        Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), the Offer on March 15, 2013. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will expire at midnight, New York City time, on April 11, 2013, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        As set forth in the Schedule TO, the principal executive offices of Danfoss and Merger Sub are located at Nordborgvej 81, 6430 Nordborg, Denmark.

        The information relating to the Offer, including the Schedule TO, this Schedule 14D-9 and related documents, can be obtained without charge from the SEC's website at www.sec.gov.

        The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO, or so referenced, and related documents, including information concerning Danfoss, Merger Sub, their respective officers or directors or any failure by Danfoss or Merger Sub to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, or in the Company's Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 27, 2012 (the "2012 Proxy Statement") and incorporated herein by reference, or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Danfoss, Merger Sub or their respective executive officers, directors or affiliates (for purposes of this Schedule 14D-9, the term "affiliate" when it relates to Danfoss or any of its subsidiaries shall exclude the Company and its subsidiaries), on the other hand.

        Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Danfoss and its Executive Officers, Directors and Affiliates.

Ownership of Shares

        According to the Offer, as of March 15, 2013, the Danfoss Group owned 36,629,787 Shares, representing approximately 75.6% of the issued and outstanding Shares.

Certain Financing Arrangements

        In November 2009, the Company entered into an unsecured term loan and revolving credit facility agreement with Danfoss (the "2009 Credit Agreement"). This agreement was scheduled to mature on April 29, 2011, but in September 2010 the Company entered into an amended and restated credit agreement with Danfoss (the "2010 Credit Agreement"), which replaced the 2009 Credit Agreement. The 2010 Credit Agreement originally included two, five-year term loans of approximately $200,000,000 (consisting of $140,000,000 and 45,000,000 euro) and a three-year revolving credit facility. The term loan bears interest at a fixed rate of 8.00% and 8.25% for the U.S. dollar and euro loans, respectively. The revolving credit facility bore interest at a rate equal to the U.S. prime rate or LIBOR, as in effect at times specified in the 2010 Credit Agreement, plus 3.9%. The Company paid closing fees of approximately $4,200,000 (consisting of $2,750,000 and 1,125,000 euro) to Danfoss, which were capitalized and amortized to interest expense over the term of the 2010 Credit Agreement.

        In 2012, the Company paid down the term loan by approximately $20,000,000 (16,000,000 euro). The term loan outstanding at December 31, 2012 was approximately $178,000,000 (consisting of $140,000,000 and 29,000,000 euro).

        In 2011, upon the request of the Company, the borrowing capacity of the revolving credit facility was reduced to approximately $100,000,000 (consisting of $75,000 and 20,000,000 euro). In 2012, upon request of the Company, the revolving credit facility was permanently reduced to $0. The Company paid a quarterly commitment fee equal to 1.17% of the average daily unused portion of the revolving credit facility.

        The 2010 Credit Agreement contains no financial covenants but does contain a number of affirmative and negative covenants that, among other things, require the Company to obtain the consent of Danfoss prior to engaging in certain types of transactions. The 2010 Credit Agreement contains customary representations and warranties regarding the Company and its business and operations. The Agreement also sets forth a number of events of default for, among other things, failure to pay principal or interest, breaches of representations, warranties and covenants and various events relating to the bankruptcy or insolvency of the Company or its subsidiaries.

        In August 2011, the Company entered into an Agreement with Danfoss to loan excess cash to Danfoss at the EURIBOR or LIBOR rate plus 0.25%. These deposits may be offset against the outstanding term loan discussed above if Danfoss is not able to repay the deposits. The Company had five deposits of cash with Danfoss, totaling $336,113,000 and $168,450,000 at December 31, 2012 and 2011, respectively. The deposits have a weighted average interest rate of 0.44% and terms ranging from 7 to 90 days. The Company recorded interest income of $1,325,000 and $794,000 in 2012 and 2011, respectively.

        In November 2009 the Company entered into an agreement with Danfoss whereby Danfoss, from time to time, provides letters of intent to banks, financial institutions and other relevant third parties to provide comfort for credit facilities made available to the Company. In exchange for this service, Danfoss charged the Company a facility fee based on a percentage, 0.3% through November 2012, of all issued and outstanding letters of intent. This facility fee is waived for all issued and outstanding letters of intent after November 2012.

Other Commercial Transactions with Danfoss and its Affiliates

        In connection with the acquisition of Danfoss Fluid Power on May 3, 2000, the Company entered into several agreements with Danfoss to purchase ongoing operational services from Danfoss. These services include rental of shared facilities, administrative support and information technology support. These fees are paid on a monthly basis. Total expense recognized for goods and services purchased from Danfoss for 2012 and 2011 was approximately $37,100,000 and $41,200,000, respectively. At December 31, 2012 and 2011, approximately $9,000,000 and $8,500,000 owed to Danfoss is included in accounts payable on the consolidated balance sheet included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 and filed with the SEC on February 21, 2013. Payments required under these agreements as of December 31, 2012, during the years ending 2013 through 2017 and 2018 and thereafter, are $8,689,000, $8,524,000, $8,541,000, $8,352,000, $8,357,000, and $270,000, respectively. The Company also sold products to Danfoss totaling approximately $7,700,000 and $9,000,000 during 2012 and 2011, respectively. At December 31, 2012 and 2011, approximately $400,000 and $900,000 due from Danfoss is included in accounts receivable on the consolidated balance sheet.

        The Company's subsidiaries in Denmark file a joint tax return with Danfoss as required under the laws of Denmark. The Company has elected to provide for taxes on a separate entity basis for U.S. GAAP purposes. The difference in the amount of cash paid or received under these two methods is reported as a capital contribution or a dividend distribution in the consolidated statements of stockholders' equity. The Company paid approximately $12,900,000 to Danfoss in 2011 as the Company generated taxable income in Denmark for such period.

Interest in the Offer and the Merger

        According to the Offer to Purchase, the interests of Danfoss and its affiliates in respect of the Offer and the Merger are different from the interests of the Company's stockholders because Danfoss has an interest in acquiring Shares at the lowest possible price, whereas the Company's stockholders have an interest in selling their Shares for the highest possible price. The interests of the directors, officers and other affiliates of Danfoss and its corporate affiliates in the Offer and the Merger may be the same as or different from the interests of the Company's stockholders. For example, while in general the interests of the directors and officers of Danfoss and its affiliates in respect of the Offer will be aligned with Danfoss' interests, some of such directors and officers own Shares, which they are entitled to tender in the Offer (other than Restricted Shares) for the same price per Share that is available to the public stockholders of the Company.

        In addition, while the public stockholders of the Company will cease to have any interest in the Company after they sell their Shares in the Offer or after their Shares are converted in the Merger, Danfoss will benefit from any future increases in the value of the Company and bear the risks of any future decreases in the value of the Company.

Plans for the Company

        Danfoss has disclosed the following plans for the Company in the Offer to Purchase:

  •
  Danfoss has not changed its plans for how it currently intends to integrate and run the combined operations of the Company.

  •
  Danfoss currently expects to operate the Company out of its U.S. headquarters in Ames, Iowa and to continue to use its other existing facilities.

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  Danfoss does not have at this time any plans for the Company with respect to initiating any consolidations or reduction in operations or employee headcount, although Danfoss may be required at any time in the future to make consolidations or reductions based on economic or other considerations. Any such decisions would be made based, among other factors, on the business requirements of the Company and will not be conditioned on the completion of the Offer, the Merger or any other transaction.

  •
  Danfoss currently provides financial support to the Company because the Company was previously unable to access the credit and debt capital markets on terms acceptable to management, the Company's Board of Directors or its Audit Committee. Danfoss believes that following the consummation of the Offer and the Merger, the Company could more easily obtain third party financing on acceptable terms, which would allow more efficient and effective use of Danfoss' financing resources. In addition, Danfoss may have more flexibility to restructure the Company, including providing an extended maturity of the New Credit Agreement and possibly recapitalizing the Company.

        In addition to the foregoing, Danfoss has stated in the Offer to Purchase that it expects to continue to review the Company's assets, debt obligations, corporate and board structure, capitalization, operations, properties, policies, management and personnel to consider and determine what other changes, if any, would be appropriate.

Merger Agreement

        The summary of the Merger Agreement contained in "Special Factors—Section 9" of the Offer to Purchase and the description of the terms and conditions of the Offer contained in "The Offer—Section 1" of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference to provide information regarding its terms.

        The Merger Agreement governs the contractual rights among the Company, Danfoss and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company's stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures made in the Company's public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Danfoss and Merger Sub in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Danfoss and Merger Sub, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Danfoss and Merger Sub, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Danfoss or Merger Sub. The Company's stockholders are not third-party beneficiaries of the Merger Agreement (except that after the Effective Time, holders of Restricted Shares may enforce the provisions in the Merger Agreement relating to the payment of the consideration in respect of their Restricted Shares in the Merger) and the Company's stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Danfoss, Merger Sub or any of their respective subsidiaries or affiliates.

        Pursuant to the Merger Agreement, Merger Sub's obligation to purchase the Shares tendered in the Offer is subject to customary conditions and the non-waivable condition that the number of Shares that have been validly tendered and not properly withdrawn would represent at least a majority of the issued and outstanding Shares, excluding Shares owned by (i) the Danfoss Group and their affiliates (including Bitten & Mads Clausens Fond, the controlling stockholder of Danfoss), (ii) the officers and directors of any member of the Danfoss Group or its affiliates and (iii) the officers and directors of the Company (the "Minimum Tender Condition"). For purposes of the Minimum Tender Condition, the term "affiliates" of the Danfoss Group excludes the Company or any of its subsidiaries.

        The Merger Agreement provides that from the date of the Merger Agreement until the earlier of (a) the Effective Time and (b) such time that the 90% Requirement is satisfied, Danfoss will use its reasonable best efforts to cause the existing independent directors of the Company to remain as directors of the Company's Board of Directors. The Merger Agreement provides that, if any existing independent director ceases to serve as a director on the Company's Board of Directors, Danfoss will use its reasonable best efforts to ensure that a person designated by the remaining existing independent directors is elected or designated to fill such vacancy.

        The Merger Agreement further provides that from the date of the Merger Agreement, the affirmative vote of a majority of the members of the Special Committee (as defined below) is required to (a) amend, modify or terminate the Merger Agreement on behalf of the Company or to amend or modify on behalf of the Company the terms or conditions of the Offer or the Merger or any of the agreements or other Transactions, (b) exercise or waive any of the Company's rights or remedies under the Merger Agreement or any of the agreements contemplated thereby, (c) extend the time for performance of Danfoss' or Merger Sub's obligations under the Merger Agreement or any of the agreements contemplated thereby or (d) enforce any obligation of Danfoss or Merger Sub under the Merger Agreement or any of the agreements contemplated thereby.

        The Merger Agreement further provides that at any time prior to the Effective Time Danfoss will use its reasonable best efforts to cause its designees to the Company's Board of Directors not to take any of the actions described in the immediately preceding paragraph that have not first been approved by the Special Committee.

        The Merger Agreement contains certain termination rights for Danfoss and the Company, including the right of either Danfoss or the Company to terminate the Merger Agreement if Merger Sub does not accept for payment and pays for the Shares validly tendered and not properly withdrawn pursuant to the Offer in accordance with the terms thereof on or prior to June 30, 2013. Subject to the terms and conditions of the Merger Agreement, in certain circumstances the Special Committee or the Company's Board of Directors may withdraw, qualify, modify, change or amend (or propose publicly to withdraw, qualify, modify, change or amend) in a manner adverse to Danfoss or Merger Sub, the Special Committee's and the Company's Board of Directors' recommendation in connection with the Offer and the Merger (a "Change in Recommendation"). However, if a Change in Recommendation is

made, Danfoss will have the right to terminate the Merger Agreement within 10 business days after the first date upon which a Change in Recommendation was made.

        For more information see "Special Factors—Section 9" of the Offer to Purchase.

        The foregoing summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Security Ownership, Compensation and Other Arrangements

        Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in the 2012 Proxy Statement in the following sections: "Security Ownership of Certain Beneficial Owners and Management," "Governance of the Company," "Executive Compensation," "Summary Compensation Table," "Grants of Plan-Based Awards Table," "Summary Compensation And Grants Of Plan-Based Awards Narrative," "Potential Payments Upon Termination or Change of Control," "Director Compensation Table," and "Director Compensation Narrative," each of which is attached as Exhibit (e)(12) to this Schedule 14D-9 and incorporated herein by reference. In addition to the information set forth in Exhibit (e)(12), for a number of years the Company has sold products to FAUN Umwelttechnik GmbH & Co. KG, which is owned by Dr. Johannes F. Kirchhoff, a director of the Company, and members of his family. These sales are made pursuant to purchase orders entered into in the ordinary course of business. Sales in 2012 and 2011 totaled approximately $1,100,000 and $1,700,000, respectively.

        In addition, certain of the Company's executive officers and directors may be deemed to have certain interests in the Offer, the Merger or the other Transactions that may be different from or in addition to those of the Company's stockholders generally. Those interests may create potential conflicts of interest. The Special Committee was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions.

        For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the 2012 Proxy Statement, applicable sections of which are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

        If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of March 1, 2013, the directors and executive officers of the Company and their affiliates beneficially owned, in the aggregate 85,454 Shares, which for purposes of this subsection excludes any Restricted Shares held by such individuals, which cannot be tendered in the Offer. If the directors, executive officers and their affiliates were to tender all of their Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, the directors, executive officers and their affiliates would receive an aggregate of $4,999,059 in cash, without interest and less any required withholding taxes. For a description of the treatment of Restricted Shares held by the directors of the Company, see below under the heading "Effect of the Merger on Restricted Shares."

        The following table sets forth, as of March 1, 2013, the cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his, her or its outstanding Shares (other than Restricted Shares), assuming such individual were to tender all of his or her outstanding Shares (other than Restricted Shares) pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub.

Name	Total Number of Shares (other than Restricted Shares)	Consideration Payable in Respect of Shares (in $)
Eric Alstrom	0	0
Jesper V. Christensen	4,800	280,800
Charles K. Hall	3,242	189,657
Helge Jørgensen	20,338	1,189,773
Thomas Kaiser	0	0
Kenneth D. McCuskey	27,484	1,607,814
Marc Weston	0	0
Anne Wilkinson	1,190	69,615
Niels B. Christiansen	0	0
Jørgen Clausen	0	0
Kim Fausing	0	0
Richard J. Freeland	0	0
Per Have	0	0
William E. Hoover	3,000	175,500
Johannes F. Kirchhoff	14,900	871,650
Anders Stahlschmidt	0	0
Steven H. Wood	10,500	614,250

Effect of the Merger on Restricted Shares

        The Merger Agreement provides that the Company's Board of Directors, the Special Committee, or any other applicable committee of the Company's Board of Directors, shall take such actions so that, at the Effective Time, and without any action on the part of any holder thereof, each Restricted Share that is outstanding and subject to restrictions immediately prior to the Effective Time shall terminate and be canceled and each holder of a Restricted Share will be entitled to receive an amount equal to the Merger Consideration. As of March 1, 2013, each of the non-employee directors of the Company (i.e., all of the directors other than Eric Alstrom, the Company's President and Chief Executive Officer) holds 4,500 Restricted Shares. Assuming such Restricted Shares are treated as described in the first sentence of this paragraph, each director of the Company would be entitled to receive $263,250 in cash, without interest and less any required withholding taxes, in respect of his outstanding Restricted Shares at the applicable time.

Continuing Employees

        The Merger Agreement provides that from and after the Effective Time, Danfoss or the surviving corporation will honor any Company benefit plan and all obligations thereunder, each as in effect immediately prior to the execution and delivery of the Merger Agreement. For a period of not less than twelve months following the Effective Time, Danfoss will cause the surviving corporation to provide to each person who is an employee of the Company or any subsidiary of the Company immediately prior to the Effective Time and who continues as an employee of the surviving corporation or one of its affiliates: (a) salary, wages and bonus opportunities that are no less favorable in the aggregate than those in effect immediately prior to the Effective Time, (b) severance benefits that are no less favorable on an individual basis than those that would have been provided under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect immediately prior to the Effective Time and (c) benefit plans, programs, agreements, contracts and arrangements (other than severance, salary, wages and bonus opportunities and not including equity or equity-based compensation) that are either (x) no less favorable in the aggregate than those provided to such employee immediately prior to the Effective Time or (y) the same as those provided to similarly situated employees of Danfoss. Nothing in the Merger Agreement limits the right of Danfoss or the surviving corporation, following the Effective Time, to terminate the employment of any employee of the Company or its affiliates at any time and for any or no reason.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Employment and Related Arrangements

        Messrs. Alstrom, Christensen, and Kaiser have each entered into an employment agreement with a subsidiary of the Company detailing, among other things, the components of their respective compensation. Their employment agreements were written to comply with German employment law and contain provisions similar to those made available to other senior executives based in Germany. The employment agreements contain longer notice periods for a Company-initiated termination, without cause, than are typical for U.S.-style agreements. The notice periods for Mr. Alstrom are 24 months for a Company-initiated termination and 12 months for an executive-initiated termination. The notice periods for Mr. Christensen are 18 months and 3 months, respectively. The notice periods for Mr. Kaiser are 12 months and 12 months, respectively.

        Mr. Jørgensen has entered into an employment agreement with a subsidiary of the Company detailing, among other things, the components of his compensation. His employment agreement was written to comply with Danish employment law. Pursuant to the Danish Salaried Employees Act, Mr. Jørgensen is entitled to a statutory notice period prior to termination and severance equal to 12 months' salary. Mr. Jørgensen's agreement contains provisions similar to those made available to other senior executives based in Denmark.

        Mr. Hall does not have an employment agreement with the Company, but he does have a Change In Control Agreement (the "Hall Agreement"), which provides for certain lump sum payments upon a qualifying termination following a change in control. The transactions described in this Schedule 14D-9 do not constitute a "change in control," as that term is defined in the Hall Agreement.

        Mr. McCuskey has an employment agreement with the Company detailing, among other things, the components of his compensation. His employment agreement contains change in control provisions that will not be triggered by the transactions described in this Schedule 14D-9.

        Mr. Weston and Ms. Wilkinson do not have written employment agreements with the Company or any of its affiliates. The Company has a policy of providing severance equal to 12 months' base salary for executive officers terminated without cause.

        Additional details about the compensation and benefits paid by the Company to its directors and "named executive officers" (as defined in Regulation S-K, Item 402(a)(3)) are provided in the Company's 2012 Proxy Statement under the following sections: "Security Ownership of Certain Beneficial Owners and Management," "Governance of the Company," "Executive Compensation," "Summary Compensation Table," "Grants of Plan-Based Awards Table," "Summary Compensation And Grants Of Plan-Based Awards Narrative," "Potential Payments Upon Termination or Change of Control," "Director Compensation Table," and "Director Compensation Narrative," each of which is attached as Exhibit (e)(12) to this Schedule 14D-9 and incorporated herein by reference. The executive officers, including the named executive officers, of the Company are generally entitled to participate in the compensation and benefit programs described in the foregoing sections of the 2012 Proxy Statement.

Employment Agreements Following the Merger

        As of the date of this Schedule 14D-9, Danfoss and Merger Sub have informed the Company that no members of the Company's current management have entered into any agreement, arrangement or understanding with Danfoss, Merger Sub or their affiliates regarding employment with the Surviving Company. However, Danfoss may in the future enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with the Company's executive officers and other key Company employees. Danfoss may also choose not to enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with the Company's executive officers and other key Company employees.

Director and Officer Indemnification and Insurance

        In the Merger Agreement, Danfoss and the Merger Sub have agreed that all rights of indemnification or exculpation currently existing in favor of any former, present and future (up until the Effective Time) directors or officers of the Company, or person who is now, or has been prior to the date of the Merger Agreement or who becomes at or prior to the Effective Time a director, officer, employee, fiduciary, agent or trustee of another person at the request of the Company (each, an "Indemnified Party"), as provided in the Company's or any Company subsidiary's certificate of incorporation or bylaws (or equivalent governing documents) or pursuant to any other agreement in effect immediately prior to the execution and delivery of the Merger Agreement and described in the Company Disclosure Letter (as defined in the Merger Agreement), shall survive the Merger. In addition, Danfoss and the Merger Sub have agreed that, for a period of not less than six (6) years after the Effective Time, the certificate of incorporation and bylaws of the surviving corporation in the Merger and the equivalent governing documents of the subsidiaries of the Company will contain provisions with respect to the indemnification, exculpation and advancement of expenses that are at least as favorable as the provisions set forth in the certificate of incorporation and bylaws of the Company and equivalent governing documents of any subsidiary of the Company immediately prior to the execution and delivery of the Merger Agreement.

        The Merger Agreement also provides that during the period commencing at the closing of the Offer and ending on the sixth (6th) anniversary of the Effective Time, the surviving corporation shall, and Danfoss shall cause the surviving corporation to, to the maximum extent permitted by applicable law, indemnify and hold harmless each Indemnified Party from and against, and advance expenses to each Indemnified Party in respect of, any costs, fees and expenses (including reasonable attorneys' fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, to the extent such claim, proceeding, investigation or inquiry is based in whole or in part on, or arises in whole or in part out of, or pertains to (i) any action or omission in such Indemnified Party's capacity as such or (ii) the proposal made by Danfoss to the Company on November 28, 2013, the Merger Agreement or the transactions contemplated by the Merger Agreement.

        The Merger Agreement further provides that the surviving corporation shall maintain its officers' and directors' liability insurance policies, in effect immediately prior to the execution and delivery of the Merger Agreement (the "D&O Insurance"), for a period of not less than six (6) years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time. Under the terms of the Merger Agreement, such D&O Insurance is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 250% of the current annual premium for the D&O Insurance. The surviving corporation may cause coverage to be extended by obtaining a six-year "tail" prepaid policy on the D&O Insurance on terms and conditions no less favorable than the existing D&O Insurance.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Special Committee and the Company's Board of Directors.

        The Special Committee, upon consultation with its financial and legal advisors, has unanimously adopted resolutions (i) approving the Merger Agreement, the Offer, the Merger and the other Transactions, (ii) determining that the terms of the Offer, the Merger and the other Transactions are advisable, substantively and procedurally fair to and in the best interests of the unaffiliated stockholders of the Company, (iii) recommending that the Company's Board of Directors adopt resolutions (A) determining that the terms of the Offer, the Merger and the other Transactions, are advisable, substantively and procedurally fair to and in the best interests of the unaffiliated holders of Shares, (B) recommending that the holders of Shares (other than Danfoss Group and their affiliates) accept the Offer and tender their Shares pursuant to the Offer and (C) recommending that the holders of Shares (other than the Danfoss Group and their affiliates) adopt the Merger Agreement if required by applicable law (collectively, the "Special Committee Recommendation").

        At a meeting of the Company's Board of Directors held on March 1, 2013, the Company's Board of Directors has unanimously (other than directors nominated to the Company's Board of Directors by Danfoss, each of whom abstained) adopted resolutions: (i) approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) determining that the terms of the Offer, the Merger and the other Transactions are advisable, substantively and procedurally fair to and in the best interests of the unaffiliated stockholders of the Company; (iii) recommending that the holders of Shares (other than the Danfoss Group) accept the Offer and tender their Shares pursuant to the Offer; and (iv) recommending that the holders of Shares (other than the Danfoss Group) adopt the Merger Agreement if required by applicable law.

        The Company's Board of Directors, based on the Special Committee Recommendation, hereby recommends that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

        A copy of the letter to the Company's stockholders, dated March 15, 2013, communicating the Company's Board of Directors' recommendation, is filed as Exhibit (a)(1)(H) to this Schedule 14D-9 and is incorporated herein by reference. A copy of a joint press release of the Company and Danfoss, dated March 1, 2013, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Special Committee.

Background of the Offer.

        On December 21, 2009, Niels B. Christiansen, Danfoss' CEO and President, delivered an unsolicited letter to the Company's Board of Directors proposing that Danfoss acquire all the outstanding Shares not already owned by Danfoss or its subsidiaries at a price of $10.10 per Share in cash (the "2009 Proposal"). In response to the 2009 Proposal, the Company's Board of Directors established a special committee of independent directors (the "2009 Special Committee") who, between December 2009 and March 2010, negotiated with Danfoss the terms of a possible transaction which the 2009 Special Committee would recommend to the Company's stockholders. On March 10, 2010, Danfoss, without having reached an agreement with the 2009 Special Committee regarding the price and other terms and conditions of a transaction, launched a tender offer (as amended, the "2010 Tender Offer") to acquire all the Shares not already owned by it and its subsidiaries at a price of $13.25 per Share in cash. As further described in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on March 19, 2010 (the "March 2010 Schedule 14D-9"), the 2009 Special Committee determined that the 2010 Tender Offer was fair to the stockholders of the Company (other than the Danfoss Group and their affiliates) and unanimously recommended that stockholders accept the 2010 Tender Offer and tender their Shares pursuant to the 2010 Tender Offer. On April 9, 2010, Danfoss increased the offer price of the 2010 Tender Offer to $14.00 per Share. On April 23, 2010, after consideration of updated financial projections prepared by Company management, the 2009 Special Committee announced that it had determined (i) that the increased $14.00 per Share offer price in the 2010 Tender Offer was inadequate, from a financial point of view, to the Company's stockholders (other than the Danfoss Group), (ii) to withdraw its recommendation that the Company's stockholders (other than the Danfoss Group) accept the 2010 Tender Offer and tender their Shares pursuant to the 2010 Tender Offer, and (iii) to recommend that the Company's stockholders (other than the Danfoss Group) reject the 2010 Tender Offer and not tender their Shares in the 2010 Tender Offer, as further described in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on April 23, 2010. On April 29, 2010, the tender offer expired with insufficient Shares tendered to satisfy the conditions to the 2010 Tender Offer. The 2009 Proposal and the Company's response thereto, including the actions of the 2009 Special Committee in response to the 2009 Proposal and the 2010 Tender Offer, are described in more detail in the March 2010 Schedule 14D-9 and the amendments thereto.

        In October 2012, Danfoss discussed with the Company a possible acquisition by Danfoss of up to three million Shares in the open market; however, Danfoss did not proceed with such acquisition.

        On November 28, 2012, Mr. Christiansen delivered an unsolicited letter (the "Letter") to the Company's Board of Directors proposing that Danfoss acquire all the outstanding Shares not already owned by Danfoss or its subsidiaries at a price of $49.00 per Share in cash (the "Proposal"), and also filed the Letter with the SEC as an exhibit to an amended Schedule 13D. The Letter indicated that Danfoss had no interest in selling all or any part of its stake in the Company. The Letter reads as follows:

  November 28, 2012

  Board of Directors
  Sauer-Danfoss Inc.
  2800 East 13th Street
  Ames, Iowa

  Dear Members of the Board:

  I am writing to confirm the exciting new proposal that we described at today's meeting of the Board of Directors. Danfoss proposes to acquire all the remaining shares of Sauer-Danfoss it does not currently own at a price of $49.00 per share in cash. We believe this proposal represents a very attractive premium to the Sauer-Danfoss stockholders and full and fair value for the company. The proposal represents a premium of 24% over the closing price of the Sauer-Danfoss shares on November 27, 2012. The proposed transaction would not be conditioned on Danfoss obtaining financing.

  We understand that Sauer-Danfoss and its Board of Directors will want to establish a special committee comprised of independent directors to consider this proposal. We expect that the special committee will want to retain its own legal and financial advisors. We want to stress our willingness and desire to engage in productive and friendly discussions with the special committee and its advisors and to ensure that a process is followed that will result in a fair and mutually beneficial negotiated transaction. We are hopeful that discussions can begin promptly and lead to the announcement of a friendly, negotiated transaction by year end. We would anticipate that we would be in a position to commence a tender offer for the remaining Sauer-Danfoss shares promptly following those discussions, unless a different timeline or structure is agreed with the special committee. We will dedicate the resources necessary to meet this timeline and are open to any suggestions the special committee may have with respect to timing and structure.

  Danfoss has no interest in selling all or any part of its stake in Sauer-Danfoss. Accordingly, we believe this proposal presents a unique opportunity to deliver immediate liquidity and significant value to Sauer-Danfoss' stockholders that will be welcomed by your stockholders.

  We believe a more formal combination of our respective businesses would present significant opportunities for our respective managements and employees, as well as for our mutual customers and the communities in which we operate. We wish to point out that we have been extremely pleased with the spirit of cooperation and mutual good faith that has existed over the years between the Board of Directors and management of Sauer-Danfoss and representatives of Danfoss. We look forward to continuing this relationship in the future.

  As you will appreciate, we must make public promptly the fact that we have made this proposal to the Board and we intend to issue a press release and file an amendment to our Schedule 13D filing in order to accomplish this. While there are obvious limits on what we can or should discuss, you should all feel free to contact me at any time if you wish to discuss this proposal or the process forward.

  With best personal regards,

  Niels B. Christiansen
  CEO and President
  Danfoss A/S

        On the same day, the Company's Board of Directors established a special committee consisting solely of independent and disinterested directors (the "Special Committee") to, among other things, (i) review, evaluate, investigate and discuss the Proposal, any alternative offers or proposals and other strategic alternatives, (ii) determine whether the Proposal, any alternative offers or proposals or other strategic alternatives are appropriate and desirable for the Company and its stockholders at this time, (iii) negotiate the terms and conditions of the Proposal, any alternative offers or proposals or other strategic alternatives, and (iv) determine whether to recommend to the full Company's Board of Directors the approval of the Proposal, any alternative offers or proposals or other strategic alternatives. The Company's Board of Directors appointed Richard J. Freeland, Johannes F. Kirchhoff and Steven H. Wood as the members of the Special Committee. None of the members of the Special Committee is a current or former officer or employee of the Company or is a current or former director, officer or employee of Danfoss, its subsidiaries or its affiliates (other than, for the avoidance of doubt, the Company). The Company issued a press release on that same day announcing receipt of the Proposal and the establishment of the Special Committee and advised stockholders to take no action with respect to the Proposal until they had been advised of the Company's position.

        On November 29, 2012, following receipt of the Proposal, the Company suspended Danfoss' access to the Company's internal financial reporting systems. Also on November 29, 2012, Andrew Ballantine, the Company's Corporate Counsel, contacted a representative of Kirkland & Ellis LLP ("K&E") and informed him that Mr. Wood had requested that Mr. Ballantine contact K&E and notify them that the Special Committee would like to retain K&E as the Special Committee's independent legal advisor in connection with the Proposal. On or about December 5, 2012, after K&E confirmed that it had no conflicts of interest involving the Company, the Danfoss Group or any related parties, the Special Committee retained K&E as the Special Committee's independent legal advisor.

        On December 6, 2012, the Special Committee held a telephonic meeting in which K&E participated. During the meeting, the Special Committee and K&E discussed the Proposal, various administrative matters and the retention of an independent financial advisor (and potentially additional advisors, including a financial public relations firm). The Special Committee also appointed Mr. Wood as the Chairman of the Special Committee. At the Special Committee's direction, K&E contacted Lazard Frères & Co. LLC ("Lazard"), who had served as the 2009 Special Committee's financial advisor, and two other investment banks, and informed each of them that the Special Committee would like to interview them to serve as the Special Committee's financial advisor.

        On December 13, 2012, Mr. Wood, in his capacity as Chairman of the Special Committee, sent a letter to Mr. Eric Alstrom, the Chief Executive Officer and President of the Company, (i) reminding him of the confidentiality obligations of the Company's directors, officers and employees, (ii) imposing restrictions on communications between the Company's directors, officers and employees, on the one hand, and Danfoss and its representatives, on the other hand, regarding the Proposal, possible alternative transactions, due diligence by the Special Committee's representatives, financial and valuation information, including projections, and the Special Committee's actions and process, (iii) establishing certain other procedures relating to the Proposal and (iv) instructing Mr. Alstrom to inform other members of the Company's management of the foregoing restrictions, obligations and procedures.

        On December 13, 2012, the Special Committee, with K&E in attendance, held separate telephonic meetings with each of Lazard and the two other investment banks that the Special Committee was considering to serve as financial advisor to the Special Committee. During those telephonic meetings, each of Lazard and the other two investment banks described their experience and qualifications to serve as the financial advisor to the Special Committee, including, among other things, their general M&A experience, familiarity with the Company, experience in the hydraulics industry and special committee and freezeout experience. During those telephonic meetings, members of the Special Committee asked each of Lazard and the other two investment banks various questions regarding, among other things, their experience and qualifications to serve as financial advisor to the Special Committee and any conflicts they may have in connection with their service in such capacity.

        On December 18, 2012, the Special Committee held a telephonic meeting in which K&E participated. During the meeting, the Special Committee discussed the qualifications of each of the investment banks that were interviewed on December 13 and determined to retain Lazard as its financial advisor based on, among other things, (i) its familiarity with the Company as a result of its involvement in connection with the 2009 Proposal and the 2009 Special Committee's satisfaction with the service rendered and advice given in connection with such prior engagement, (ii) its experience and expertise in representing special committees and in freezeout transactions, (iii), its lack of any conflicts of interest and (iv) the strength of its presentation to the Special Committee on December 13. Lazard and the Special Committee entered into an indemnification letter agreement on December 19, 2012 and subsequently entered into an engagement letter on January 29, 2013. On December 19, 2012, the Special Committee issued a press release announcing that it had retained Lazard as the Special Committee's independent financial advisor and K&E as its independent legal counsel.

        On December 21, 2012, K&E and Lazard held a teleconference with Citigroup Global Markets Inc. ("Citi"), Danfoss' financial advisor, and Cleary Gottlieb Steen & Hamilton LLP ("Cleary"), Danfoss' outside legal counsel, to discuss proposed next steps with respect to the Proposal. During the call the parties discussed the expected timing of the Special Committee's response to Danfoss' proposal, taking into account the need for the Company's management to prepare forecasts for the Company and determine the Company's preliminary year-end 2012 financial results, for Lazard to undertake its financial analysis regarding the Company and to assess the Proposal and for Lazard to present its analysis to the Special Committee. During the call Danfoss' representatives informed K&E and Lazard that Danfoss had taken steps to minimize communications between the Company and Danfoss regarding the Proposal and related matters.

        On January 10, 2013, the Special Committee held a telephonic meeting in which K&E and Lazard participated. Lazard updated the Special Committee with respect to its due diligence investigation of, and valuation work regarding, the Company in order to properly advise the Special Committee with respect to the Proposal, and shared with the Special Committee its expected timeline for completion of this work. During the telephonic meeting, the Special Committee and its representatives also discussed the telephonic meeting on December 21 among the Special Committee's advisors and Danfoss' advisors, the engagement of a financial public relations firm to assist the Special Committee in its public communications and requests from a stockholder of the Company ("Stockholder A") to discuss the Proposal.

        On January 18, 2013, the Special Committee held a telephonic meeting in which K&E and Lazard participated. During the telephonic meeting, Lazard reviewed with the Special Committee the Management Case (as defined below) received by Lazard from the Company's management on January 11, 2013 and, in response to a request from the Special Committee, Lazard provided its preliminary observations with respect to the Management Case. The Management Case was prepared solely for purposes of discussions with the Special Committee and Danfoss regarding the Proposal and not in the ordinary course or with a view to public disclosure. After a thorough discussion of the Management Case, including the reasonableness and achievability of certain assumptions on which the Management Case was based, and the risks and uncertainties related thereto, the Special Committee instructed Lazard to prepare various sensitivity analyses with respect to the assumptions relating to the Company's expected sales growth rates and margins with the goal of arriving at a set of projections for the Company that would most accurately and reasonably reflect the Company's expected future financial performance.

        On January 23, 2013, in response to a request from the Chairman of Danfoss, Mr. Wood notified the Chairman of Danfoss that the Special Committee anticipated responding to Danfoss' proposal in the next several days.

        On January 24, 2013, the Special Committee held a telephonic meeting in which K&E and Lazard participated. During the meeting, Lazard presented to the Special Committee the various sensitivity analyses requested by the Special Committee with respect to the assumptions relating to the Company's expected sales growth rates and margins. After a thorough discussion of these sensitivity analyses, the Special Committee instructed Lazard to prepare its analysis using the Management Case as adjusted to reflect lower sales growth rates in certain geographic regions based on the Special Committee's conclusion that such adjustments would result in a set of projections for the Company that would most accurately and reasonably reflect the Company's expected future financial performance. See below under the heading "Financial Projections" for a detailed description of the Management Case and Adjusted Management Case.

        On January 29, 2013, K&E sent the Management Case to Cleary and Citi.

        On January 30, 2013, Mr. Wood, K&E and Lazard held a telephonic meeting with Stockholder A to listen to its views with respect to the Proposal. Stockholder A noted that it held over 500,000 Shares, all of which it acquired after the announcement of the Proposal, and that based on its valuation of the Company, the Shares were worth at least $60.00 per share. Later that day, the Special Committee held a telephonic meeting in which K&E and Lazard participated. Lazard presented to the Special Committee the results of its preliminary financial analysis of the Company and the Proposal, and certain strategic alternatives to the Proposal, including (i) remaining as a standalone company assuming the Company achieved the Adjusted Management Case, (ii) a leveraged recapitalization, (iii) a sale of the entire Company to a strategic buyer other than Danfoss, and (iv) a sale of the entire Company in a leveraged buyout to a financial sponsor. Following and based upon Lazard's presentation, the Special Committee determined that a sale of the entire Company to a third party could potentially result in the highest value to all stockholders of the Company, including Danfoss. Accordingly, the Special Committee instructed Lazard to contact Citi, inform them that in the Special Committee's view a sale of the entire Company to a third party could result in the greatest value to all stockholders of the Company, including Danfoss, and inquire whether Danfoss, despite its November 28 public statement that it was not interested in selling the Company, would be willing to participate in such a sale. See below under the heading "Opinion of the Financial Advisor" for a detailed description of Lazard's financial analysis. During the meeting K&E also presented to the Special Committee a summary of the fiduciary duties applicable to the Special Committee members.

        On February 1, 2013, Cleary and K&E discussed the process that might be followed in connection with potential negotiations of a transaction. On February 2, 2013, Citi and Lazard also discussed the process that might be followed in connection with potential negotiations of a transaction.

        On February 4, 2013, Danfoss, Citi and Cleary held a teleconference with the Company's management, Lazard and K&E in which Danfoss and its advisors asked the Company's management due diligence questions relating to the Management Case. Later that day, Lazard held a teleconference with Citi in which Lazard informed Citi that, in the Special Committee's view, a sale of the entire Company to a third party could result in the greatest value to all stockholders of the Company, including Danfoss, and requested that Citi inquire of Danfoss whether, despite its November 28 public statement that it was not interested in selling the Company, it would be willing to participate in such a sale. In addition, K&E and Cleary held a teleconference that evening discussing the same topic.

        On February 5, 2013, Citi held a teleconference with Lazard in which Citi informed Lazard that Danfoss was not interested in selling its interest in the Company and was only interested in acquiring the Shares it did not already own. Cleary held a teleconference with K&E later that day in which Cleary conveyed the same message.

        On February 6, 2013, the Special Committee held a telephonic meeting in which K&E and Lazard participated. Lazard reported to the Special Committee that Citi confirmed that Danfoss was not interested in selling its interest in the Company. During the meeting, the Special Committee and its representatives discussed making a counter-proposal to the Proposal and, following such discussion, in an effort to increase the price, the Special Committee instructed Lazard to inform Citi that, assuming the other terms and conditions of a transaction were acceptable to the Special Committee as in the best interests of all the Company's stockholders other than Danfoss Group, the Special Committee would be prepared to recommend to the Company's stockholders that they accept a price of $61.00 per Share in cash. Lazard communicated this counter-proposal to Citi later that day.

        On February 7, 2013, Citi held a teleconference with Lazard in which Citi informed Lazard that Danfoss had increased its proposal to $54.00 per Share in cash. Later that day, the Special Committee held a telephonic meeting in which K&E and Lazard participated. The Special Committee noted that Danfoss' revised proposal of $54.00 per Share in cash was below the then-current market price of the Shares of approximately $55.50, and instructed Lazard to indicate to Citi that the Special Committee was not prepared to recommend the transaction proposed by Danfoss to the minority stockholders and Danfoss would need to increase its proposal to a price per share above market price before the Special Committee would consider making a counter-proposal. Also in that meeting K&E reported on two separate telephone calls a K&E representative had received from two stockholders of the Company who indicated views with respect to the Proposal which were substantially consistent with those communicated by Stockholder A.

        On February 11, 2013, Lazard held a teleconference with Citi indicating that the Special Committee was not prepared to recommend the transaction proposed by Danfoss to the minority stockholders and would not respond to Danfoss' revised proposal because it was below the then-current market price of the Shares.

        On February 12, 2013, the Special Committee held a telephonic meeting in which K&E and Lazard participated. In such meeting, Lazard updated the Special Committee regarding its teleconference with Citi on February 11. Later that day, Lazard sent the Company's preliminary financial results for January 2013 to Citi.

        On February 13, 2013, Citi held a teleconference with Lazard in which Citi informed Lazard that Danfoss had increased its proposal to $56.50 per Share in cash.

        On February 14, 2013, the Special Committee held a telephonic meeting in which K&E and Lazard participated. Lazard reported to the Special Committee Danfoss' latest proposal of $56.50 per Share in cash. K&E also reported to the Special Committee that it had received a telephone call from another stockholder of the Company ("Stockholder B"). Stockholder B noted that it held approximately five percent of the outstanding Shares, all acquired since the announcement of the Proposal, and that it believed the value of the Shares is $70.63 per share and that other stockholders of the Company expect the offer price to be increased to above $60.00 per Share. The Special Committee decided to reconvene the following day to allow Mr. Kirchhoff to express his views as well since Mr. Kirchhoff had been unable to participate in the meeting. On February 15, 2013, the Special Committee reconvened to discuss Danfoss' latest proposal. After a thorough discussion of the state of negotiations and the views of certain of the Company's stockholders, the Special Committee instructed Lazard to inform Citi that, assuming the other terms and conditions of a transaction were acceptable to the Special Committee as in the best interests of all the Company's stockholders other than Danfoss, the Special Committee would be prepared to recommend to the Company's stockholders that they accept a price of $59.50 per Share but to indicate to Danfoss the Special Committee's concern, based on conversations with various stockholders (including Stockholder A and Stockholder B) that a price below $60.00 per Share might fail to obtain sufficient stockholder support. Lazard communicated the Special Committee's position to Citi on February 15, 2013.

        On February 18, 2013, Citi held a teleconference with Lazard in which Citi indicated that Danfoss had increased its proposal to $57.50 per Share in cash.

        On February 19, 2013, the Special Committee held a telephonic meeting in which K&E and Lazard participated. Lazard reported to the Special Committee Danfoss' latest proposal. After a thorough discussion of the state of negotiations, the Special Committee instructed Lazard to inform Citi that, assuming the other terms and conditions of a transaction were acceptable to the Special Committee as in the best interests of all the Company's stockholders other than Danfoss, the Special Committee would be prepared to recommend to the Company's stockholders that they accept a price of $58.50 per Share and that such counter-proposal was the Special Committee's final position. The Special Committee further instructed Lazard to communicate this counter-proposal to Citi only after a teleconference among a representative of the Special Committee, Lazard, K&E and Stockholder B, which was scheduled for later that day. Later that day, Mr. Wood, Lazard and K&E held a teleconference with Stockholder B to permit Stockholder B to express its views regarding the Proposal directly to Mr. Wood and Lazard.

        Also on February 19, 2013, Cleary delivered to the Company and the Special Committee a formal request for a list of the Company's registered stockholders, a list of the non-objecting beneficial owners of the Shares and certain other stockholder information. The Company's transfer agent delivered the registered stockholder list to MacKenzie Partners, Inc., Danfoss' information agent for purposes of the Proposal ("MacKenzie"), on February 22, 2013 and the Company has subsequently provided additional stockholder information to Danfoss and/or MacKenzie from time to time as requested.

        On February 20, 2013, Lazard held a teleconference with Citi in which Lazard informed Citi of the Special Committee's position. Later that day, Cleary sent an initial draft of the merger agreement to K&E.

        On February 21, 2013, Citi held a teleconference with Lazard in which Citi informed Lazard that Danfoss had agreed to raise its proposal to $58.50 per Share. Later that day, the Special Committee held a telephonic meeting in which K&E participated. K&E informed the Special Committee that Lazard had received a call from Citi informing Lazard that Danfoss had agreed to increase its proposal to $58.50 per Share in cash. K&E also informed the Special Committee of its receipt of the draft merger agreement from Cleary and the fact that it did not contain a "majority of the minority condition," i.e., a non-waivable condition to Danfoss' obligation to close the tender offer that a majority of the Shares not owned by Danfoss be tendered in the tender offer. That evening, a representative of K&E called a representative of Cleary to inform him that unless Danfoss agreed that its obligation to close the tender offer would be subject to a non-waivable "majority of the minority condition," the Special Committee would not agree to support the transaction and would not recommend that the Company's stockholders accept the offer and tender their Shares in the offer.

        On February 22, 2013, Cleary informed K&E that Danfoss had agreed that its obligation to close the tender offer would be subject to a non-waivable "majority of the minority condition."

        On February 26, 2013, K&E sent a revised draft of the merger agreement to Cleary containing, among other things, a "majority of the minority condition." On February 27, 2013, Cleary sent a revised draft of the merger agreement to K&E.

        Throughout the day on February 28, 2013 and early in the morning on March 1, 2013, K&E and Cleary held various teleconferences to discuss the merger agreement and exchanged various drafts of the merger agreement.

        On February 28, 2013, the Special Committee held a telephonic meeting in which K&E and Lazard participated. During the meeting, K&E updated the Special Committee on the status of the merger agreement negotiations and gave a presentation to the Special Committee regarding the material terms and conditions of the merger agreement. In addition, Lazard presented to the members of the Special Committee an updated analysis regarding the $58.50 per Share offer price. Lazard thereafter delivered its oral opinion to the effect that, as of the date of the opinion and subject to the qualifications, considerations, assumptions and limitations set forth therein, the consideration to be received by holders of Shares (other than the Danfoss Group and the holders of Shares as to which dissenter's rights have been perfected) in the Offer and the Merger is fair, from a financial point of view, to such holders of Shares. Lazard further indicated that Lazard would confirm its opinion in writing. The Special Committee then, among other things, unanimously approved the Merger Agreement, unanimously determined that the terms of the Offer and the Merger are advisable, substantively and procedurally fair to and in the best interests of the unaffiliated stockholders of the Company, and unanimously recommended that the Company's Board of Directors adopt resolutions (i) determining that the terms of the Offer and the Merger are advisable, substantively and procedurally fair to and in the best interests of the unaffiliated stockholders of the Company, (ii) recommending that the Company's stockholders (other than Danfoss Group) accept the Offer and tender their Shares pursuant to the Offer and (iii) recommending that the Company's stockholders (other than the Danfoss Group) adopt the Merger Agreement if required by applicable law.

        Early in the morning on March 1, 2013, based on the Special Committee's recommendation as discussed above, the Company's Board of Directors, among other things, approved the Merger Agreement, determined that the terms of the Offer and the Merger are advisable, substantively and procedurally fair to and in the best interests of the unaffiliated stockholders of the Company, and adopted resolutions recommending that the Company's stockholders (other than the Danfoss Group) accept the Offer and tender their Shares pursuant to the Offer and recommending that the Company's stockholders (other than the Danfoss Group) adopt the Merger Agreement if required by applicable law.

        Following the Company's Board of Directors meeting and prior to the commencement of trading on the New York Stock Exchange, the Company and Danfoss executed the Merger Agreement and issued a joint press release announcing the transaction.

        On March 15, 2013, Danfoss and Merger Sub launched the Offer.

Reasons for the Recommendation of the Special Committee.

        In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, and recommending that the Company's Board of Directors recommend that Company stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, vote in favor of adoption of the Merger Agreement, the Special Committee considered numerous factors in consultation with its independent legal and financial advisors, K&E and Lazard, respectively, including the following material factors, each of which the Special Committee believes supported its determinations:

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  Cash Tender Offer; Certainty of Value.  The Special Committee noted that the form of consideration to be paid to holders of Shares in the Offer and the Merger was all cash and considered the certainty of value of such cash consideration.

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  Transaction Financial Terms; Premium to Market Price.  The Special Committee considered the fact that the Offer Price of $58.50 per Share in cash:

  •
  represents an approximately 49% premium to both the closing price of the Shares on November 27, 2012, the day prior to the announcement of the Proposal, and the average price of the Shares during the one week period prior to November 27, 2012;

  •
  represents a 5.3% premium to the highest trading price of the Shares for the 52-week period prior to the announcement of the Proposal; and

  •
  represents a 19.4% increase from the Proposal of $49.00 per Share.

    In addition, the Special Committee believes that, based on the history of the Company's negotiations with Danfoss, it had obtained Danfoss' best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

  •
  Lazard Fairness Opinion.  The Special Committee took into account the discussion materials of Lazard and the opinion of Lazard dated February 28, 2013 to the effect that, as of such date and based upon and subject to the assumptions, considerations, qualifications and limitations described in the opinion, the Offer Price was fair, from a financial point of view, to the holders of Shares (other than the Danfoss Group and the holders of Shares as to which dissenter's rights have been perfected). The financial analysis and opinion of Lazard are described below in the section titled "Opinion of the Financial Advisor" and the full text of the opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by Lazard, is attached hereto as Annex B and filed herewith as Exhibit (a)(3) and is incorporated herein by reference. After consideration, the Special Committee adopted the opinion of Lazard and the discussions and analysis underlying such opinion.

  •
  Financial Condition and Prospects of the Company.  The Special Committee considered the current and historical financial condition, results of operations, competitive position, business strategy, strategic options and prospects of the Company, as well as the Company's financial prospects if it were to remain as a public company and a majority-owned subsidiary of Danfoss. The Special Committee discussed the benefit to the Company's stockholders of an acquisition of their Shares at a significant premium to the market price and the benefit to the stockholders of no longer being subject to the risks and uncertainties referred to above.

  •
  Strategic Alternatives.  The Special Committee considered the fact that the Danfoss Group currently owns approximately 75.6% of the outstanding Shares, and that there are no contractual restrictions on additional purchases by the Danfoss Group. The Special Committee also considered the express unwillingness of the Danfoss Group to consider the sale of its interest in the Company, and recognized that any alternative transaction was impossible without the consent of Danfoss and its affiliates. The Special Committee further considered the fact that over three months following the announcement of the Proposal no third party has come forth with an alternative proposal. Accordingly, the Special Committee concluded that an acquisition of the Company by a third party was not a feasible alternative.

  •
  Special Committee Formation and Arm's-Length Negotiations.  The Special Committee also considered the fact that the Merger Agreement, the Offer and the other Transactions were the product of arm's-length negotiations between Danfoss and the Special Committee, and the Offer Price represents an increase by approximately 19% over the initial proposed offer price of $49.00 per Share. The Special Committee also consulted its own independent legal and financial advisors in connection with its evaluation of the Offer and its negotiations with Danfoss. The Special Committee is comprised solely of independent and disinterested directors of the Company and none of the members of the Special Committee is employed by or affiliated with the Company (except in their capacities as directors of the Company) or the Danfoss Group. Other than establishing and authorizing the Special Committee to act solely on behalf of the stockholders of the Company (other than the Danfoss Group and their affiliates) for purposes of negotiating the Proposal and/or evaluating the substantive and procedural fairness of the Proposal, a majority of directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders. The Company determined that the Special Committee is better suited to determine the substantive and procedural fairness of the Proposal than a majority of the directors of the Company's Board of Directors who are not employees of the Company because a number of the directors of the Company's Board of Directors who are not employees of the Company are affiliated with the Danfoss Group. Based on its negotiations with Danfoss, the Special Committee believed the Offer Price represented the highest price that Danfoss would be willing to pay in acquiring the Shares at this time and that the Offer is substantively and procedurally fair to the unaffiliated stockholders of the Company. The Special Committee also considered Danfoss' public and private statements that it would not consider selling its majority shareholding in the Company.

  •
  Minimum Tender Condition.  The Special Committee also considered that the Minimum Tender Condition has the effect of ensuring that the Offer will not be consummated unless the number of Shares validly tendered in the Offer and not properly withdrawn represents a majority of the outstanding Shares that are not held by Danfoss, its affiliates (including Bitten & Mads Clausens Fond, the controlling stockholder of Danfoss, but excluding, for the avoidance of doubt, the Company), or their respective directors or officers, or by the directors and officers of the Company. The Special Committee also considered the fact that the Minimum Tender Condition is not waivable.

  •
  $0.35 per Share Cash Dividend.  The Special Committee also considered the fact that at the meeting of the Company's Board of Directors held on March 1, 2013, the Company declared a $0.35 per Share cash dividend and that the record date for the dividend is March 15, 2013 and the payment date for the dividend is March 29, 2013, both of which dates are prior to the initial expiration date of the Offer.

  •
  Tender Offer Structure and Timing of Completion.  The Special Committee considered the anticipated timing for the completion of the transactions contemplated by the Offer to Purchase, including the structure of the transaction as a tender offer for all of the Shares not owned by the Danfoss Group followed by the Merger in which Shares not tendered in the Offer would receive the same consideration received in the Offer. The Special Committee also considered the fact that the tender offer structure could allow stockholders to receive the transaction consideration promptly (and more promptly than a one-step merger). In particular, the Special Committee considered the fact that, if the conditions to the Offer, including the Minimum

    Tender Condition, are satisfied, it is highly likely the Merger will be a "short-form" merger under the DGCL because (i) the Danfoss Group already owns approximately 75.6% of the outstanding Shares, (ii) the non-waivable Minimum Tender Condition means that if the Offer is consummated Danfoss would own at least 87.8% of the outstanding Shares, and (iii) there are a sufficient number of Top-Up Shares (as defined below) to achieve the 90% Requirement (as defined below) and thus to allow Danfoss to promptly execute a "short-form" merger under the DGCL. Accordingly the tender offer structure would enable holders of Shares to obtain the benefits of the transaction more quickly than in a one-step merger transaction.

  •
  Terms of the Merger Agreement.  The Special Committee believed that, taken as a whole, the provisions of the Merger Agreement were favorable to the Company's stockholders (other than the Danfoss Group). In particular:

  •
  Ability to Change Recommendation to Stockholders. The Special Committee considered that it retained the ability to withdraw, modify or qualify its recommendation to stockholders of the Company at any time prior to the closing of the Offer with respect to the Offer and at any time prior to the earlier of (a) the Effective Time and (b) the adoption of the Merger Agreement by the requisite stockholder vote with respect to the Merger, if it determines in good faith (after consultation with its outside legal counsel) that a failure to do so would be inconsistent with its fiduciary duties.

  •
  Antitrust. The Special Committee considered that the Offer and the Merger are not subject to any conditions related to antitrust, that it was not aware of any filings, approvals or other actions with antitrust authorities that would be required in connection with the Offer or the Merger, and that Danfoss agreed to take all actions necessary or reasonably advisable or as may be required by any governmental authority to obtain any consents, clearances or approvals required under or in connection with any antitrust law, including (a) selling, licensing or otherwise disposing of, or holding separate any assets, (b) terminating, amending or assigning existing relationships and contractual rights and obligations and (c) amending, assigning or terminating existing licenses or other agreements and entering into new licenses or other agreements.

  •
  Specific Performance. The Special Committee considered that the Company would be entitled to equitable relief, including an injunction or injunctions to prevent breaches of the Merger Agreement or to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which the Company is entitled at law or in equity.

  •
  Limited Conditions to Consummation.  The Special Committee considered that Danfoss has committed in the Offer to consummate the Offer and the Merger subject only to a limited number of conditions (as set forth in the Offer to Purchase in the section titled "The Offer—Section 12—Conditions of the Offer"), with no financing or regulatory clearance conditions. Moreover, the Special Committee considered that Danfoss has the financial resources to consummate the Offer and the Merger expeditiously.

  •
  Costs of Remaining Public.  The Special Committee also considered that maintaining the Company as a public company entails costs both in terms of actual costs, including the costs of auditing the Company's annual financial statements and preparing and providing other financial and other information to stockholders and retaining disinterested directors, and the time and attention required of management, whose energies might be better spent on other matters.

  •
  Liquidity for Stockholders.  The Special Committee also considered the historically low volume of trading of Shares, the limited liquidity in the shares as a result thereof and the opportunity that the Offer and the Merger provide the stockholders to liquidate their holdings in the Company.

  •
  Possible Decline in Market Price of Shares if Offer Were Not Completed.  The Special Committee also considered the possibility that if a transaction with Danfoss were not completed and the Company remained as a NYSE-listed corporation with public stockholders, it is possible that because of a decline in the market price of Shares or the stock market in general, the price that might be received by the holders of Shares in the open market or in a future transaction would likely be less than the per Share price to be received by stockholders in connection with the Offer and the Merger and might, in the near or short term, return to the trading levels prior to the public announcement of the Proposal.

  •
  Availability of Dissenters' Rights.  The Special Committee considered the fact that statutory appraisal rights under the DGCL would be available in the Merger for stockholders who do not tender their Shares in the Offer.

        The Special Committee also considered potential risks or negative factors relating to the Offer and the Merger, including the following:

  •
  Risk of Non-Consummation.  The Special Committee considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting public announcement of termination of the Merger Agreement on:

  •
  The market price of the Shares. In this regard, the Special Committee noted that the market price could be affected by many factors, including: (i) the reason or reasons for which the Merger Agreement was terminated and whether such termination resulted from factors adversely affecting the Company; (ii) the possibility that, as a result of the termination of the Merger Agreement, the marketplace would consider the Company to be an unattractive investment; and (iii) the possible sale of Shares by short-term investors following an announcement of termination of the Merger Agreement;

  •
  The Company's operating results, particularly in light of the costs incurred in connection with the Transactions; and

  •
  The Company's ability to attract and retain key personnel.

  •
  Future Prospects of the Company.  The Special Committee recognized that, while the consummation of the Offer and the Merger will result in all stockholders (other than the Danfoss Group and, if applicable, holders of Shares as to which dissenters' rights have been perfected) being entitled to receive $58.50 in cash for each Share, it will eliminate the opportunity for current stockholders (other than the Danfoss Group) to participate in the benefit of future increases, if any, in the value of the Company. However, because of the risks and uncertainties associated with Sauer-Danfoss' future prospects, the Special Committee concluded that this negative factor was not quantifiable, and is outweighed by the benefit to stockholders of an acquisition at a significant premium to the market price without being subject to risks or uncertainties.

  •
  Possible Disruption of Business.  The Special Committee considered the possible disruption to the Company's business that may result from the announcement of the Transactions and the resulting distraction of the attention of the Company's management and employees. The Special Committee also considered the fact that the Merger Agreement contains limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the proposed Merger. The Special Committee believed that it was likely that these risks would be minimized as a result of the transaction being structured as a tender offer, which could result in a reasonably prompt consummation of the Transactions.

  •
  Offer and Merger Consideration Taxable.  The Special Committee considered that the cash consideration to be received by the Company's stockholders in the Offer and the Merger would be taxable to the stockholders. The Special Committee believed that this was mitigated by the fact that the entire consideration payable in the transaction would be cash, providing adequate cash for the payment of any taxes due.

  •
  Interests of Directors and Officers that are Distinct from the Interest of the Company's Stockholders. The Special Committee considered the interests of certain members of senior management and the members of the Special Committee in the Offer and the Merger, including the arrangements described above in Item 3 of this Schedule 14D-9, and that all Restricted Shares (whether vested or unvested) would be cashed out in connection with the Merger.

        The Special Committee did not consider the liquidation of the Company's assets and did not consider liquidation to be a viable course of action based on Danfoss' ownership of approximately 75.6% of the Shares and its expressed desire for the Company to continue to conduct its business as a subsidiary of Danfoss. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer. Further, the Special Committee did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Special Committee did not separately consider the Company's going concern value as it believes that such value is adequately reflected in the various analyses summarized under "—Lazard Opinion and Analysis" above and under "Opinion of the Financial Advisor" below that the Special Committee considered in making its determination. The Company and its affiliates are not aware of any firm offers made by any persons not affiliated with the Company during the past two years with respect to (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of the Company or (iii) a purchase of the Company's securities that would enable the holder to exercise control of the Company.

        The foregoing discussion of the factors considered by the Special Committee is not intended to be exhaustive, but includes the material factors considered by the Special Committee. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Special Committee viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that individual members of the Special Committee may have given different weight to different factors.

        After weighing all of these considerations, the Special Committee determined that the Offer was substantively and procedurally fair to the unaffiliated stockholders of the Company.

Opinion of the Financial Advisor.

        The Special Committee has retained Lazard to act as its financial advisor. As part of this engagement, the Special Committee requested that Lazard evaluate the fairness, from a financial point of view, of the Offer Price to be paid to holders of Shares (other than the Danfoss Group and, if applicable, holders of Shares as to which dissenter's rights have been perfected) in the Offer and the Merger. At a meeting of the Special Committee held to evaluate the Offer and the Merger on February 28, 2013, Lazard rendered an oral opinion to the Special Committee, subsequently confirmed in writing, to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Lazard's written opinion, the Offer Price to be paid to holders of Shares (other than the Danfoss Group and, if applicable, holders of Shares as to which dissenter's rights have been perfected) was fair, from a financial point of view, to such holders of Shares.

        The full text of Lazard's written opinion, dated February 28, 2013, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached as Annex B to this Schedule 14D-9 and is incorporated into this prospectus by reference. The Lazard opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should tender, vote or act with respect to the Offer and the Merger or any matter relating thereto. We encourage you to read Lazard's opinion carefully and in its entirety.

        Lazard's opinion was rendered to the Special Committee in connection with its evaluation of the Offer Price to be paid to holders of Shares (other than the Danfoss Group and, if applicable, holders of Shares as to which dissenter's rights have been perfected) from a financial point of view and did not address any other aspects of the Offer or the Merger.

        Lazard's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard's opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard's opinion. Lazard's opinion did not express any opinion as to the price at which Shares may trade at any time subsequent to the announcement of the Offer and the Merger.

        In connection with its engagement, Lazard was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with the Company, and its opinion did not address the relative merits of the Merger as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Offer and the Merger.

        The following is a summary of Lazard's opinion. We encourage you to read Lazard's written opinion carefully in its entirety:

        In connection with its opinion, Lazard:

  •
  Reviewed the financial terms and conditions of a draft, dated February 27, 2013, of the Merger Agreement;

  •
  Reviewed certain historical business and financial information relating to the Company;

  •
  Reviewed the Management Case and the Adjusted Management Case;

  •
  Held discussions with members of the senior management of the Company and with the Special Committee with respect to the business and prospects of the Company;

  •
  Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

  •
  Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

  •
  Reviewed historical stock prices and trading volumes of Shares; and

  •
  Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

        Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with any such valuation or appraisal. Due to the Special Committee's assessment of the risks and uncertainties inherent in achieving the results underlying the Management Case, the Special Committee directed Lazard to utilize the Adjusted Management Case for purposes of its analyses. With respect to the Adjusted Management Case, Lazard assumed, with the Special Committee's consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Lazard assumes no responsibility for and expresses no view as to any such forecasts or the assumptions on which they are based.

        In rendering its opinion, Lazard assumed, with the consent of the Special Committee, that the Offer and the Merger would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. The Company advised Lazard, and Lazard assumed, that the Merger Agreement, when executed, would conform to the draft reviewed by us in all material respects. Lazard also assumed, with the Special Committee's consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Offer and the Merger will not have an adverse effect on the Company or the Offer and the Merger. Lazard did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did Lazard's opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Special Committee obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified in its opinion) of the Offer and the Merger, including, without limitation, the form or structure of the Offer and the Merger or any agreements or arrangements entered into in connection with, or contemplated by, the Offer and the Merger. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer and the Merger, or class of such persons, relative to the Offer Price or otherwise. Further, Lazard did not express any opinion as to the price at which the shares of Common Stock would trade at any time subsequent to the announcement of the Offer or the Merger. The issuance of Lazard's opinion was approved by the opinion committee of Lazard.

        The following is a brief summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were reviewed with the Special Committee in connection with rendering its opinion. The summary of Lazard's financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

        In arriving at its opinion, Lazard did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Considering selected portions of the analyses and reviews in the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard's opinion.

        For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, business or transaction used in Lazard's analyses and reviews as a comparison is identical to the Company or the Offer or the Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard's analyses and reviews. The estimates contained in Lazard's analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard's analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard's analyses and reviews are inherently subject to substantial uncertainty.

        The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard's analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard's analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard's analyses and reviews.

        Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 28, 2013 and is not necessarily indicative of current market conditions.

Comparable Listed Companies Analysis

        Lazard reviewed and analyzed certain publicly available financial information, valuation multiples and market trading data of the following publicly traded companies (other than Parker-Hannifin Corporation, the "Selected Customers" and together with Parker-Hannifin Corporation, the "Selected Companies"), and compared such information to the corresponding information for the Company:

  •
  Parker-Hannifin Corporation;

  •
  AGCO Corporation;

  •
  Cargotec Oyj;

  •
  Caterpillar Inc.;

  •
  Deere & Company;

  •
  Manitou BF SA;

  •
  Oshkosh Corporation;

  •
  Palfinger AG;

  •
  Terex Corporation; and

  •
  The Toro Company.

        Lazard noted in its presentation to the Special Committee that the Parker-Hannifin Corporation is a much larger and more diversified industrial company with more stable performance than the Company, and hence has historically traded at a higher enterprise value to EBITDA (as defined below) multiple than the Company. The Selected Customers face similar end-market dynamics as the Company but they make different products and are not directly comparable to the Company.

        The Selected Companies were chosen based on Lazard's knowledge of the hydraulics industry and the customers and competitors of the Company. Although none of the selected companies is directly comparable to the Company, the Selected Companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that for purposes of its analysis Lazard considered similar to the Company.

        Based on the closing share prices of the Selected Companies as of February 27, 2013, historical financial information of the selected companies contained in their public filings and analysts' estimates for the selected companies, Lazard calculated and reviewed, among other things, with respect to each selected company, the enterprise value as a multiple of estimated 2013 earnings before interest, taxes, depreciation and amortization (excluding one-time charges) (such earnings metric, "EBITDA", and such multiple, the "EV/EBITDA Multiple").

        The EV/EBITDA Multiple of the Parker-Hannifin Corporation was 7.8x, and the median EV/EBITDA Multiple of the Selected Customers was 6.7x. Based on Lazard's professional judgment and its analysis of the projected 2013 multiples for the Selected Companies, Lazard selected a reference range of 6.0x to 7.0x to be applied to the Company's fiscal year 2013 estimated EBITDA reflected in the Adjusted Management Case. Based on the foregoing, Lazard determined a range of implied prices per Share of $52.24 to $60.37.

  Selected Transactions Analysis

        Lazard reviewed and analyzed certain publicly available financial information for selected precedent change of control transactions since 2000 in the hydraulics industry and compared such information to the corresponding information for the Merger. Lazard noted to the Special Committee the limited number of hydraulics transactions that had taken place since 2000. The precedent transactions reviewed were:

Announcement	Target	Acquiror
August 2012	Linde Hydraulics	Weichai Power Co., Ltd.
July 2008	Hägglunds Drives Ltd.	Bosch Rexroth Ltd.
October 2007	Faster SpA	Argan Capital LLP
December 2003	Denison International	Parker-Hannifin Corporation
January 2000	Danfoss Fluid A/S	Sauer Inc.
January 2000	Commercial Intertech Corporation	Parker-Hannifin Corporation

        Using publicly available information and market data, Lazard calculated and analyzed the enterprise value in each of the selected precedent transactions as a multiple of each target company's revenues and EBITDA for the last twelve months preceding ("LTM") the date of announcement of the transaction based on publicly available information as of that date. The analysis indicated the following multiples for the selected precedent transactions:

EV/LTM Revenue Multiple
Low	Median	High
0.9x	1.3x	2.4x

EV/LTM EBITDA Multiple
Low	Median	High
6.7x	8.6x	9.9x

        Based on Lazard's professional judgment and its analysis of the multiples for the selected precedent transactions, Lazard selected a reference range of 6.5x to 8.5x to be applied to the Company's fiscal year 2012 EBITDA. Lazard then calculated an implied transaction value reference range for the Company which resulted in a range of implied prices per Share of $57.04 to $73.53.

        Lazard noted in its presentation to the Special Committee that some of the transactions, while in the broadly defined hydraulics space, are not relevant because of differences in product categories and/or end-markets served. Additionally, one of the transactions was deemed not relevant because it involved a long-term strategic investment made concurrent with another transaction. The range chosen by Lazard reflects the transactions that Lazard, in its professional judgment, determined were most comparable and relevant.

  Discounted Cash Flow Analysis

        Lazard performed a discounted cash flow analysis of the Company on a standalone basis using the Adjusted Management Case from 2013 through 2017. Lazard calculated the present value of the projected cash flows for the period from 2013 through 2017, and calculated terminal values in 2017 based on a range of terminal multiples applied to forecasted 2017 EBITDA. The discount rate used by Lazard for present value calculation was based on the Capital Asset Pricing Model ("CAPM") methodology, which provided a weighted average cost of capital for the Company of 10.0% to 11.0%. In the CAPM methodology, Lazard took into account the equity volatility of selected comparable companies chosen by Lazard in its judgment, the 10-year U.S. Treasury yield, an equity risk premium and an equity size premium. The terminal multiple range was derived using the long-term median trailing EBITDA multiple of the Company, which was approximately 6.5x. The terminal values were calculated using terminal multiples ranging from 6.0x to 7.0x forecasted 2017 EBITDA. The estimated terminal values were then discounted to present value using the discount rates of 10.0% to 11.0%. The above analysis resulted in a range of implied enterprise values for the Company. Lazard then calculated an implied transaction value reference range for the Company which resulted in a range of implied prices per Share of $57.04 to $65.45.

  Minority Buy-In Transactions

        Lazard performed an analysis of premiums paid in all-cash minority buy-in acquisitions of all outstanding minority interests of U.S. public targets (excluding short-form mergers and other subsequent offerings) in excess of $250 million since January 1, 2002 conducted by the majority holders as of transaction announcement, as compared to unaffected stock prices. The implied premia in this analysis were calculated by comparing the transaction price to the target company's stock price one-day, one-week and four-week prior to the first public announcement of a potential transaction.

One Day Prior to Announcement
Low	Median	High
4%	29%	46%

One Week Prior to Announcement
Low	Median	High
6%	30%	46%

One Month Prior to Announcement
Low	Median	High
5%	29%	103%

        Based on Lazard's professional judgment and its analysis of the multiples for the selected precedent transactions, Lazard selected a reference range of 30% to 45% to unaffected share price as of one day prior to the first public announcement of a potential transaction. Lazard then applied that reference range to the Company's unaffected share price as of one day prior to the first public announcement of the potential transaction between Danfoss and the company of $39.38 (compared to which the price offered in the Offer and the Merger represented a 49% premium), which resulted in a range of implied prices per Share of $51.19 to $57.10.

  Miscellaneous

        In connection with Lazard's services as financial advisor, the Special Committee agreed to pay Lazard a fee for such services, as further described under "Item 5. Persons/Assets, Retained, Employed, Compensated or Used," a portion of which was paid upon Lazard's engagement, a portion of which was payable upon the rendering of Lazard's opinion and a substantial portion of which is contingent upon consummation of the Offer. Lazard has in the past provided certain investment banking services to the 2009 Special Committee for which it received compensation. In the past two years, Lazard has not been retained to provide any other financial advisory services to the Company or to Danfoss or its afilliates (other than the Company). The Special Committee also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard's engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard's engagement, including certain liabilities under U.S. federal securities laws.

        In the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard and its affiliates) and their respective affiliates may actively trade securities of the Company and of Danfoss for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Danfoss and their respective affiliates. The issuance of Lazard's opinion was approved by the Opinion Committee of Lazard.

        Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as a financial advisor to the Special Committee because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of the Company.

        The opinion and analyses of Lazard were only one of many factors taken into consideration by the Special Committee in its evaluation of the Merger Agreement, the Offer, the Merger and the other Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Special Committee, the Company's Board of Directors or the Company's management with respect to the Offer Price or as to whether the Special Committee would have been willing to determine that a different consideration was fair. The Offer Price was determined through arm's-length negotiations between the Special Committee and its advisors and Danfoss and its advisors and was approved by the Special Committee and the Company's Board of Directors. Lazard provided advice to the Special Committee during these negotiations. Lazard did not, however, recommend any specific amount of consideration to the Special Committee or that any specific amount of consideration constituted the only appropriate consideration for the Offer or the Merger.

Intent to Tender.

        To the knowledge of the Company after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company (other than the Danfoss Group) who owns Shares currently intends to tender in the Offer all the Shares held of record or beneficially owned by such person, other than (a) Shares underlying stock-based awards, if any, and (b) Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Exchange Act.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        The Special Committee has retained Lazard to act as the Special Committee's financial advisor in connection with the Proposal and related matters, including any alternative transactions to the Proposal. Pursuant to the terms of Lazard's engagement letter, the Company has agreed to pay Lazard for its financial advisory services to the Special Committee (a) a retainer fee of $200,000, which was payable upon Lazard's engagement, (b) an additional fee of $1,500,000, payable upon the earliest of the date of (i) delivery of its opinion with respect to the Offer or any alternative transaction, (ii) delivery of its presentation to the Special Committee regarding its analysis of the Offer or any alternative transaction, or (iii) public announcement of a transaction with Danfoss or a third party that is approved by the Special Committee, and (c) a transaction fee of $4,250,000, payable upon consummation of the

Offer or any alternative transaction, against which any amounts previously paid pursuant to clauses (a) and (b) will be credited. The Company has also agreed to reimburse Lazard for certain expenses incurred by it in connection with its engagement, including fees and expenses of outside legal counsel, and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard's engagement, including certain liabilities under U.S. federal securities laws. The terms of the engagement letter with Lazard, including the foregoing fee arrangements, were negotiated at arm's-length between the Special Committee and Lazard, and the Special Committee was aware of the fee arrangements prior to selecting Lazard as its independent financial advisor and at the time of the approval of the Merger Agreement.

        Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard may provide investment banking services to the Company in the future, for which Lazard may receive compensation. In addition, in the ordinary course of their respective businesses, Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) and their respective affiliates may actively trade securities of the Company for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

        Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as financial advisor to the Special Committee because of its qualification, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the industry and markets in which the Company engages.

        The Special Committee has further retained Sard Verbinnen & Co. LLC ("SVC") as communications consultant to the Special Committee to, among other things, provide public and investor relations advice related to the Proposal and any alternative transactions to the Proposal, prepare and distribute certain communications materials and respond to inquiries from the press and investors (and other third parties). SVC's minimum compensation, excluding expenses, is $25,000, which was payable in advance by the Company, against which SVC accumulates time charges at its then-current hourly billing rates. In addition, the Company has agreed to reimburse SVC for all necessary and reasonable out-of-pocket expenses upon submission of itemized monthly statements. The Company has also agreed to pay SVC a monthly charge totaling 2% of time charges to cover certain office and other ordinary course expenses.

        As compensation for serving on the Special Committee and in addition to regular director fees, each of Messrs. Kirchhoff and Freeland will receive $12,000 per month and Mr. Wood will receive $16,000 per month of service as members of the Special Committee. The Company will also reimburse the members of the Special Committee for any out-of-pocket fees and expenses in connection with such service.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        No transactions with respect to Shares have been effected by the Company or, to the Company's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule 14D-9 or the Offer to Purchase, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9 or the Offer to Purchase, there are no transactions, resolutions of the Company Board or the Special Committee, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

Appraisal Rights.

        No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the "fair value" of their shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex C, particularly the procedural steps required to perfect such rights.

        The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company's stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the closing of the Merger, the Surviving Company will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Company will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex C, and the Offer.

        The Company, Danfoss and Merger Sub have agreed that in any appraisal proceeding under Section 262 of the DGCL with respect to any Shares for which the holder has demanded such an appraisal, the Surviving Company shall not assert that the Top-Up, the Top-Up Shares or any cash or the promissory note delivered to the Company in payment for such Top-Up Shares should be considered in connection with the determination of the fair value of the Shares in such appraisal proceeding in accordance with Section 262 of the DGCL.

Anti-Takeover Statute.

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 restricts an "interested stockholder" (including a person who has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares) or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Danfoss became an interested stockholder more than three years ago, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the other Transactions. In addition, the Company's Board of Directors has approved for purposes of Section 203 the entering into by Merger Sub, Danfoss and the Company of the Merger Agreement and the completion of the Transactions and has taken all appropriate action so that the restrictions of Section 203, with respect to the Transactions, will not be applicable to Danfoss or the Merger Sub by virtue of such actions.

        The Company is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Merger Sub or any of its affiliates and the Company, each of Danfoss and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered Shares.

Litigation.

        On March 8, 2013, a putative class action captioned Schacher v. Clausen et al., Case No. 8396, was filed in the Court of Chancery of the State of Delaware against the Company, its directors, and Merger Sub. The complaint alleges that the Company's directors breached their fiduciary duties of loyalty and due care, claiming that the directors failed to maximize stockholder value when they accepted the proposed Merger Agreement with Danfoss on March 1, 2013 at a price that fails to reflect the true value of the Company. The complaint further alleges that the Merger Agreement was not the result of a fair process, because Danfoss has influence over the Company's affairs and the Company's directors due to the fact that Danfoss owns 75.6% of the Company's outstanding shares. In addition, the complaint alleges that the Merger Agreement contains preclusive deal protection provisions that favor Danfoss, including the right to match superior offers and a "Top-Up" provision. The complaint also alleges that the Company and Merger Sub aided and abetted the directors' alleged breaches of fiduciary duty. Among other things, the complaint seeks injunctive relief prohibiting consummation of the proposed transaction, or rescission (in the event the transaction has already been consummated), as well as damages and costs, including reasonable attorneys' and experts' fees. The foregoing summary is qualified in its entirety by the full text of the complaint, a copy of which is filed as Exhibit (a)(5)(E) to this Schedule 14D-9 and is incorporated herein by reference.

Regulatory Approvals.

        The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings that would be required as a result of Danfoss' or Merger Sub's acquisition or ownership of the Shares. There can be no assurance that any governmental authority will not challenge the acquisition of the Shares on competition or other grounds and if a challenge is made, the results cannot be predicted.

Rule 13e-3.

        Because Danfoss is an affiliate of the Company, the Offer and other transactions contemplated by the Offer to Purchase constitute a "going private" transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Offer, the Merger and the consideration offered to the Company's stockholders in the Offer and the Merger be filed with the SEC and disclosed to the stockholders prior to consummation of the Offer and the Merger. Such information has been provided in this Schedule 14D-9, the Schedule TO and the Rule 13e-3 Transaction Statement filed by each of the Company, Danfoss and Merger Sub (including the exhibits thereto).

Vote Required to Approve the Merger; Short-Form Merger.

        The Company's Board of Directors, acting on the recommendation of the Special Committee, has approved the Merger Agreement, the Offer and the Merger in accordance with the DGCL. Under Section 253 of the DGCL, if the 90% Requirement is satisfied (including through exercise of the Top-Up described below), Merger Sub will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders. If, after the purchase of the Shares by Merger Sub pursuant to the Offer, the 90% Requirement is not met, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the Minimum Tender Condition has been satisfied, after the purchase of the Shares by Merger Sub pursuant to the Offer, Merger Sub will own a majority of the outstanding Shares and may effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up.

        Pursuant to the terms of the Merger Agreement, the Company has also granted to Merger Sub an irrevocable right (the "Top-Up") to purchase a number of Shares (the "Top-Up Shares"), at a price per share equal to the Offer Price, that would result in the 90% Requirement being satisfied. The Top-Up is subject to customary conditions, including that the number of Top-Up Shares shall not exceed the aggregate of (i) the number of Shares held as treasury shares by the Company and any subsidiary of the Company plus (ii) the number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding and are unreserved, in each case, as of immediately prior to the exercise of the Top-Up. Merger Sub will be obligated to exercise the Top-Up as soon as reasonably practicable after the closing of the Offer if at the expiration of the Offer the 90% Requirement is not satisfied.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Golden Parachute Payments.

        Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide certain information about "golden parachute payments" that may be implicated by a transaction to which this Schedule 14D-9 pertains. As noted under "Arrangements between the Company and its Executive Officers, Directors and Affiliates," the Offer, the Merger and the other Transactions does not constitute a "change in control" for purposes of the Company's executive officers' and directors' agreements with the Company, and as a result no such "golden parachute payments" will be payable to the Company's executive officers or directors upon consummation of the Offer, the Merger or the other Transactions.

Financial Projections.

        In connection with the Proposal, the Special Committee requested management of the Company to prepare financial projections of the Company for the purpose of evaluating the Proposal (the "Management Case"). After its consideration of the risks and uncertainties inherent in the Management Case, the Special Committee instructed Lazard to make the following adjustments to the Management Case for purposes of Lazard's valuation analyses of the Company, the Proposal and the Offer and the Merger, which the Special Committee believed would result in projections (the "Adjusted Management Case") that represent the best available estimate of future performance of the Company: (i) reducing the assumed growth rate in the Americas, Europe and APAC regions to "market rates" as provided by Company management in the Management Case (which rates reflect growth from increasing hydraulics content per machine and assume no market share gains), but keeping the growth rate in China unchanged from the Management Case (reflecting an opportunity to benefit from strong long-term growth in the China machinery and equipment market); and (ii) making adjustments to maintain the EBITDA margin and capital expenditures and net working capital as percentages of sales as set forth in the Management Case. The inclusion of the Adjusted Management Case and the Management Case in this Schedule 14D-9 should not be regarded as an admission or representation of the Company, Danfoss or Merger Sub, or an indication that any of the Company, Danfoss or Merger Sub or their respective affiliates or representatives considered, or now consider, the Adjusted Management Case or the Management Case to be a reliable prediction of actual future events or results, and such information should not be relied upon as such. The projections included in the Adjusted Management Case are being provided in this Schedule 14D-9 only because they were used by Lazard (at the instruction of the Special Committee) in connection with its engagement as financial advisor to the Special Committee and the projections included in the Management Case are being provided in this Schedule 14D-9 only because they were made available to Danfoss and Merger Sub. None of the Company, Danfoss or Merger Sub or any of their respective affiliates or representatives assumes any responsibility for the accuracy of the Adjusted Management Case or the Management

Case or makes any representation to any stockholder regarding such information, and none of them intends to update or otherwise revise such information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these financial projections are shown to be in error.

        The Adjusted Management Case and the Management Case were not prepared with a view to public disclosure or complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Company's independent registered public accounting firm has not examined, compiled or performed any procedures with respect to such financial projections presented in this Schedule 14D-9, and it has not expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the Adjusted Management Case or the Management Case, and accordingly assumes no responsibility for them and disclaims any association with them. The ultimate achievability of any financial projections included herein is also subject to numerous risks and uncertainties including but not limited to the risks and uncertainties described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and subsequent filings made with the SEC. The Company has made publicly available the Company's actual results of operations for the year ended December 31, 2012. You should review the Company's Annual Report on Form 10-K for the year ended December 31, 2012 to obtain this information. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the Adjusted Management Case or the Management Case.

        The Adjusted Management Case and the Management Case set forth below reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company's business. Many of these matters are beyond the Company's control and the continuing uncertainty surrounding general economic conditions and in the industry in which the Company operates and create significant uncertainty around these financial projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. See also "Cautionary Statements Concerning Forward-Looking Information." Because the Adjusted Management Case and the Management Case cover multiple years, such information by its nature becomes less reliable with each successive year. Such financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Merger Agreement. There can be no assurance that the announcement of the Merger Agreement will not affect the Company's business. Further, these financial projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context.

        In addition, these financial projections included non-GAAP financial measures under SEC rules, including "EBITDA," which the Company defines for purposes of the Management Projections and the Adjusted Management Projections as net income plus net interest expense, income tax expense, depreciation and amortization, restructuring, other income and noncontrolling interest, and "EBIT," which the Company defines for purposes of the Management Projections and the Adjusted Management Projections as net income plus net interest expense, income tax expense, restructuring, other income and noncontrolling interest. The Company provided this information to Danfoss, Merger Sub and Lazard because the Company believed it could be useful in evaluating, on a prospective basis, the Company's potential operating performance and cash flow. This information should not be considered in isolation or in lieu of the Company's operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in these financial projections may not be comparable to similarly titled measures of other companies.

        A reconciliation of EBITDA and EBIT to the most directly comparable GAAP measure (net income), prepared by the Company's management, is provided below for the Management Case. A similar reconciliation is provided below for the Adjusted Management Case, but the discounted cash flow analysis performed by Lazard with respect to the Adjusted Management Case did not rely on or incorporate such a reconciliation and was performed on an adjusted non-GAAP basis. See under the heading "Opinion of the Financial Advisor." In the reconciliation tables below, numbers may not sum exactly due to rounding.

ADJUSTED MANAGEMENT CASE ($ in millions)

	2013	2014	2015	2016	2017
Total Sales	$1,957	$2,038	$2,166	$2,301	$2,443
Sales in Americas	981	1,011	1,064	1,119	1,175
Sales in APAC	160	165	173	182	191
Sales in Europe	651	671	704	739	778
Sales in China	165	191	225	261	299
R&D Expenses	70	76	83	93	98
EBITDA	394	412	442	467	489
Capital Expenditures	70	70	77	81	85
Net Working Capital	261	272	289	307	326
Reconciliation to GAAP:
EBITDA	394	412	442	467	489
Depreciation	83	79	77	76	74
EBIT (excluding Restructuring and Other Income)	311	333	365	392	415
Pre-Tax Restructuring Costs	(1)	(13)	(3)	(2)	0
Other Income (Expense)	2	0	0	0	0
Interest and Financial Items	(15)	2	4	6	8
Earnings before Taxes	297	322	366	396	423
Tax Expense	(89)	(97)	(110)	(119)	(127)
Minority Interest	(32)	(33)	(34)	(37)	(38)

Net Income	$176	$192	$222	$240	$258

Key Assumptions:

1.
Sales: market flat in 2013, then Americas sales growth of 4.6%, APAC sales growth of 4.5%, Europe sales growth of 4.5% and China sales growth of 16.0%.

2.
See below for assumptions used in deriving the Management Case, which were implicitly used except as noted above.

3.
Management's reconciliation of the Adjusted Management Case provided above uses the same Pre-Tax Restructuring Costs, Other Income (Expense), Interest and Financial Items and Minority Interest as used in the reconciliation of the Management's Case.

 MANAGEMENT CASE ($ in millions)

	2013	2014	2015	2016	2017
Total Sales	$1,957	$2,081	$2,254	$2,436	$2,629
Sales in Americas	981	1,037	1,115	1,198	1,283
Sales in APAC	160	168	180	192	204
Sales in Europe	651	685	735	786	842
Sales in China	165	191	225	261	299
R&D Expenses	70	78	86	98	105
EBITDA	394	421	460	495	527
Capital Expenditures	70	72	80	86	92
Reconciliation to GAAP:
EBITDA	394	421	460	495	527
Depreciation	83	81	80	80	80
EBIT (excluding Restructuring and Other Income)	311	340	380	415	447
Pre-Tax Restructuring Costs	(1)	(13)	(3)	(2)	0
Other Income (Expense)	2	0	0	0	0
Interest and Financial Items	(15)	2	4	6	8
Earnings before Taxes	297	329	381	419	455
Tax Expense	(89)	(99)	(114)	(126)	(136)
Minority Interest	(32)	(33)	(34)	(37)	(38)

Net Income	$176	$197	$233	$256	$281

Key Assumptions:

1.
Sales: market flat in 2013, then market growth of 4.5% and 7.2% per year in developed and BRIC countries, respectively. New business wins add 2.5% to sales growth per year.

2.
Exchange Rates: Stable, $/Euro 1.33.

3.
Average Wage Inflation: 3.0%.

4.
Contribution Margin: maintain level with 2012 (wage increases, inflation and other cost increases offset by procurement savings and productivity improvements).

5.
Fixed Expenses: grow at approximately 85% of sales growth between 2014 and 2017.

6.
Income Tax Rate: 30%.

7.
Capital Expenditures: 3.5% of sales.

Forward-Looking Statements.

        Certain statements in this Schedule 14D-9 constitute forward-looking statements. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as "will," "expect," "estimate," "anticipate," "forecast," "plan," "believe" and similar terms, including any statements that refer to expectations or other characterizations of future events, circumstances or results, including, without limitation: all statements related to the proposed business Transactions; the outlook for the Sauer-Danfoss' businesses, performance and opportunities; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties, including uncertainties as to the timing of the Tender Offer and the Transactions; uncertainties as to how many of the Company's stockholders will tender their stock in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company from time to time, as well as the Tender Offer documents to be filed by Danfoss and the solicitation/recommendation statement to be filed by the Company. All of the materials related to the Offer (and all other Offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed with the SEC by the Company on the "Investor Relations" section of the Company's website at www.sauer-danfoss.com. Except as required by law, Sauer-Danfoss undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's filings with the SEC. The Company assumes no obligation, and disclaims any obligation, to update information contained in this Schedule 14D-9, including forward-looking statements, as a result of facts, events or circumstances after the date of this Schedule 14D-9.

Item 9.    Exhibits

        The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 15, 2013 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).
(a)(1)(G)	Form of summary advertisement published on March 15, 2013 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO).
(a)(1)(H)	Letter, dated March 15, 2013, to the stockholders of the Company (included in materials mailed to stockholders).
(a)(1)(I)	Form of Letter, dated March 15, 2013, to Participants in the Company's Employees' Savings Plan.
(a)(1)(J)	Questions & Answers to Participants in the Company's Employees' Savings Plan Regarding the Impact of the Agreement and Plan of Merger And Tender Offer on Sauer-Danfoss Inc. Stock Fund.
(a)(3)	Opinion of Lazard Frères & Co. LLC, dated February 28, 2013 (included as Annex B to this Schedule 14D-9).
(a)(5)(A)	Letter dated November 28, 2012 to the Board of Directors of the Company (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO).
(a)(5)(B)	Press Release of Danfoss on November 28, 2012 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO).
(a)(5)(C)
Joint press release issued by the Company and Danfoss, dated March 1, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 3, 2013).
(a)(5)(D)	Press Release of Danfoss, dated March 15, 2013 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO).
(a)(5)(E)
Complaint of C. David Schacher against Jørgen M. Clausen, Niels B. Christiansen, Eric Alstrom, Kim Fausing, Richard J. Freeland, Per Have, William E. Hoover, Jr., Johannes F. Kirchhoff, Anders Stahlschmidt, Steven H. Wood, Danfoss Acquisition, Inc. and Sauer-Danfoss Inc., filed in the Court of Chancery in the State of Delaware, dated March 8, 2013 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO).

Exhibit No.	Description
(e)(1)	Agreement and Plan of Merger, dated as of March 1, 2013, by and among Danfoss, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on March 3, 2013).
(e)(2)
Credit Agreement dated as of November 9, 2009 by and between Sauer-Danfoss Inc. and Danfoss (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2010).
(e)(3)
The Amended and Restated Credit Agreement dated as of September 7, 2010 by and between Danfoss and the Company (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on September 9, 2010).
(e)(4)	The Loan Agreement dated as of August 18, 2011 by and between Danfoss and the Company (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 3, 2011).
(e)(5)
The Executive Employment Agreement with Kenneth D. McCuskey dated December 15, 2008 and effective December 31, 2008 (incorporated by reference to Exhibit 10.1(u) to the Company's Form 10-K filed on March 24, 2009).
(e)(6)
The Employment Contract dated April 6, 2009 and effective as of May 1, 2009 by and between Sauer-Danfoss GmbH & Co. OHG and Jesper V. Christensen (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 6, 2009).
(e)(7)
The Change in Control Agreement between Sauer-Danfoss (US) Company Inc. and Charles K. Hall dated March 8, 2004 (incorporated by reference to Exhibit 10.1(x) of the Company's Form 10-K filed on March 4, 2010).
(e)(8)
The First Amendment to the Change in Control Agreement between Sauer-Danfoss (US) Company and Charles K. Hall dated December 20, 2008 (incorporated by reference to Exhibit 10.1(y) of the Company's Form 10-K filed on March 4, 2010).
(e)(9)	The Employment Contact effective as of May 1, 2011 by and between Sauer-Danfoss ApS and Helge Joergensen (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 4, 2011).
(e)(10)
The Employment Contract dated as of August 30, 2012 by and between Sauer-Danfoss GmbH and Co. OHG and Eric Alstrom (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on October 25, 2012).
(e)(11)	The Employment Contract dated as of February 14, 2013 by and between Sauer-Danfoss GmbH and Co. OHG and Thomas Kaiser.
(e)(12)
The sections titled "Security Ownership of Certain Beneficial Owners and Management," "Governance of the Company," "Executive Compensation," "Summary Compensation Table," "Grants of Plan-Based Awards Table," "Summary Compensation And Grants Of Plan-Based Awards Narrative," "Potential Payments Upon Termination or Change of Control," "Director Compensation Table" and "Director Compensation Narrative" contained in the Company's Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 27, 2012 are incorporated herein by reference.
(e)(13)	The Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1(p) to Amendment No. 1 to the Company's Form S-1 Registration Statement filed on April 23, 1998).

Exhibit No.	Description
(e)(14)	The Amendment, effective May 3, 2000, to the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan referred to in Exhibit (e)(13) above (incorporated by reference to Exhibit 10.1(v) to the Company's Quarterly Report on Form 10-Q filed on August 16, 2000).
(e)(15)
The Amendment to the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan referred to in Exhibit (e)(11) above, effective December 4, 2002 (incorporated by reference to Exhibit 10.1(bd) to the Company's Annual Report on Form 10-K filed on March 12, 2003).
(e)(16)
The Second Amendment to Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan referred to in Exhibit (e)(11) above, (incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K filed on August 24, 2006).
(e)(17)
The Sauer-Danfoss Inc. Deferred Compensation Plan for Selected Employees dated December 9, 2003 (incorporated by reference to Exhibit 10.1(bk) to the Company's Annual Report on Form 10-K filed on March 15, 2004).
(e)(18)
First Amendment to the Sauer-Danfoss Inc. Deferred Compensation Plan for Selected Employees, effective December 31, 2005 (incorporated by reference to Exhibit 9.1 to the Company's Current Report on Form 8-K filed on December 7, 2005).
(e)(19)
The Sauer-Danfoss Inc. Supplemental Executive Savings & Retirement Plan (As Amended and Restated Effective as of January 1, 2008) (incorporated by reference to Exhibit 10.1(ao) to the Company's Annual Report on Form 10-K filed on March 24, 2009).
(e)(20)
The First Amendment to the Sauer-Danfoss Inc. Supplemental Executive Savings & Retirement Plan (as Amended and Restated Effective January 1, 2008) (incorporated by reference to Exhibit 10.1(ac) to the Company's Annual Report on Form 10-K filed on February 21, 2013).
(e)(21)
The Sauer-Danfoss Inc. 409A Deferred Compensation Plan for Selected Employees (As Amended and Restated Effective as of January 1, 2008) (incorporated by reference to Exhibit 10.1(ar) to the Company's Annual Report on Form 10-K filed on March 24, 2009).
(e)(22)
The First Amendment to the Sauer-Danfoss Inc. 409A Deferred Compensation Plan for Selected Employees and U.S. Nonemployee Directors (as Amended and Restated Effective January 1, 2008) (incorporated by reference to Exhibit 10.1(ae) to the Company's Annual Report on Form 10-K filed on February 21, 2013).
(e)(23)
The Second Amendment to the Sauer-Danfoss Inc. 409A Deferred Compensation Plan for Selected Employees and U.S. Nonemployee Directors (as Amended and Restated Effective January 1, 2008) (incorporated by reference to Exhibit 10.1(af) to the Company's Annual Report on Form 10-K filed on February 21, 2013).
(e)(24)	The Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement filed on April 24, 2006).
(e)(25)	The Sauer-Danfoss Inc. Final Average Pay Supplemental Retirement Benefit Plan (incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K filed on September 17, 2007).
(e)(26)
The First Amendment to the Sauer-Danfoss Inc. Final Average Pay Supplemental Retirement Benefit Plan (as Amended and Restated Effective January 1, 2008) (incorporated by reference to Exhibit 10.1(ak) to the Company's Annual Report on Form 10-K filed on February 21, 2013).

Annex A: Business and Background of the Company's Directors and Executive Officers.

Annex B: Opinion of Lazard, dated February 28, 2013.

Annex C: Section 262 of the Delaware General Corporation Law.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAUER-DANFOSS INC.
By:	/s/ KENNETH D. MCCUSKEY
Name:	Kenneth D. McCuskey
Title:	Vice President and Chief Accounting Officer, Secretary

Dated: March 15, 2013

Annex A

Business and Background of the Company's Directors and Executive Officers

        Eric Alstrom, age 46, has been a director and President and Chief Executive Officer of the Company since October 5, 2012. From September 10, 2012 to October 5, 2012, Mr. Alstrom was the co-President and co-Chief Executive Officer of the Company. Mr. Alstrom was the Managing Director of Benteler Automotive in Paderborn, Germany from 2008 until 2012. Mr. Alstrom served in senior leadership positions at Benteler Automotive and General Motors Corporation in the United States, Asia, and Europe. Mr. Alstrom's principal business address is Krokamp 35, 24359, Neumünster, Germany. He is a naturalized U.S. citizen, born in Sweden.

        Jesper V. Christensen, age 43, has been Executive Vice President and Chief Financial Officer of the Company since May 1, 2009. Mr. Christensen is responsible for Finance, Accounting, Legal, Investor Relations, Information Technology, Procurement, Lean transformation and the Stand-Alone Businesses segment. He was Vice President, Finance, IT & HR of the Danfoss Motion Controls Division from 2007 until 2009. Mr. Christensen's principal business address is Krokamp 35, 24359, Neumünster, Germany. He is a citizen of Denmark.

        C. Kells Hall, age 64, has been Executive Vice President and Chief Technology Officer of the Company since January 1, 2013. From 2009 through 2012, Mr. Hall was Executive Vice President and President—Propel Division of the Company and served as its Vice President of Propel Division from September 2005 to October 2009. Mr. Hall has been with the Company for more than the past five years. He has held various senior management positions in Sales and Marketing, Operations and Engineering. Mr. Hall's principal business address is 2800 E. 13th Street, Ames, Iowa 50010. He is a citizen of the United States.

        Helge Jørgensen, age 50, has been Executive Vice President and President—Work Function Division of the Company since May 1, 2011. Mr. Jørgensen has been with the Company for more than the past five years, and had previously been Vice President—Work Function Division. Mr. Jørgensen's principal business address is Nordborgvej 81, 6430 Nordborg, Denmark. He is a citizen of Denmark.

        Thomas Kaiser, age 52, has been Executive Vice President and President—Hydrostatics Division (formerly known as the Propel Division) since January 1, 2013. Mr. Kaiser has been employed by the Company for more than the past five years, and had previously been Vice President—Propel Division. Mr. Kaiser's principal business address is Krokamp 35, 24359, Neumünster, Germany. He is a citizen of Germany.

        Kenneth D. McCuskey, age 58, has been Vice President and Chief Accounting Officer since December 2004 and also serves as Secretary of the Company. Mr. McCuskey previously served as Treasurer and Vice President of Finance of the Company. He served in various capacities with the Company or its subsidiaries for more than the past five years. Mr. McCuskey's principal business address is 2800 E. 13th Street, Ames, Iowa 50010. He is a citizen of the United States.

        Marc A. Weston, age 44, has been Executive Vice President and Chief Marketing Officer of the Company since April 5, 2010. Prior to joining the Company, Mr. Weston was employed by The Timken Company as Vice President Strategic Planning. Mr. Weston's principal business address is 2800 E. 13th Street, Ames, Iowa 50010. He is a citizen of the United States.

        Anne Wilkinson, age 47, has been Executive Vice President—Human Resources of the Company since November 1, 2010. Ms. Wilkinson has been with the Company for more than the past five years. Ms. Wilkinson has served in various leadership roles, including as Vice President—Human Resources of the Company. Ms. Wilkinson's principal business address is 2800 E. 13th Street, Ames, Iowa 50010. She is a citizen of the United States.

        Jørgen M. Clausen, age 64, has been a director of the Company since May 3, 2000, Chairman of the Company since May 5, 2004, and prior to that served as Vice Chairman of the Company from 2000 to 2004. On October 1, 2008, Mr. Clausen announced his retirement as President and Chief Executive

Officer of Danfoss A/S. He serves as the Chairman of Danfoss A/S. Mr. Clausen's principal business address is Danfoss A/S, Nordborgvej 81, 6430 Nordborg, Denmark. He is a citizen of Denmark.

        Niels B. Christiansen, age 46, has been a director of the Company since July 10, 2008 and presently serves as Vice Chairman of the Company. Mr. Christiansen was appointed President and Chief Executive Officer of Danfoss A/S on October 1, 2008. Prior to that, he had been Vice Chief Executive Officer of Danfoss A/S since November 15, 2006. From November 15, 2006 through December 31, 2007, he also served as Chief Operating Officer of Danfoss A/S. From November 1, 2004 through November 14, 2006, he served as Executive Vice President and Chief Operating Officer of Danfoss A/S. From January 1, 2003 through September 30, 2004, Mr. Christiansen was an Executive Vice President at GN Store Nord A/S, a Danish developer of telecommunications networking and hand-held communications solutions. From January 1, 2000 through September 30, 2004, he was President and Chief Executive Officer of GN Netcom A/S, a Danish subsidiary of GN Store Nord A/S. Mr. Christiansen is a member of the Executive Committee of Danfoss A/S; serves as the Chairman of the Board of Directors of Axcel A/S, a Danish private equity fund; and serves as Vice Chairman of the Board of Directors of Danske Bank A/S, a publicly traded Danish Bank, and on the Board of Directors of William Demant Holding A/S, a publicly traded Danish manufacturer of audio products. Mr. Christiansen's principal business address is Danfoss A/S, Nordborgvej 81, 6430 Nordborg, Denmark. He is a citizen of Denmark.

        Kim Fausing, age 48, has been a director of the Company since July 10, 2008. Mr. Fausing has been Executive Vice President and Chief Operating Officer of Danfoss A/S since January 2008. In 2007, Mr. Fausing became a divisional president of Danfoss A/S, having previously worked at Hilti Corporation, a privately owned manufacturer of construction and engineering products, from 1990 through 2007. He served as Hilti's President in Japan and Managing Director from 2000 through 2003, and as a Division President and Member of its Executive Committee from 2003 through 2007. Mr. Fausing serves on the Boards of Directors of Hilti and Velux A/S, a privately owned Danish manufacturer of windows and skylights, where he serves as Vice Chairman of the Board. Mr. Fausing's principal business address is Danfoss A/S, Nordborgvej 81, 6430 Nordborg, Denmark. He is a citizen of Denmark.

        Richard J. Freeland, age 55, has been a director of the Company since September 16, 2010. Mr. Freeland is the President—Engine Business of Cummins Inc., a position he has held since March 2010. He has been continuously employed by Cummins Inc. in various capacities for more than the past five years. Mr. Freeland served as Cummins Inc.'s President—Components Division from 2008 through March 2010 and as its Vice President-Distribution Business from 2005 through 2008. Mr. Freeland's principal business address is Cummins Inc., 500 Jackson Street, Columbus, Indiana 47201. He is a citizen of the United States.

        Per Have, age 55, has been a director of the Company since November 9, 2009. Mr. Have was appointed Chief Financial Officer of Danfoss A/S on September 30, 2009. Mr. Have has served as CEO of the Bitten and Mads Clausen Foundation, the controlling shareholder of Danfoss A/S, since 2007. In 2002 Mr. Have became Vice President, Corporate Finance and RC Division. Mr. Have serves on the Board of Directors of SKAKO A/S, a Danish manufacturer of cement equipment and as member of the Board of Directors of PFA Invest, a Danish investment fund. Both companies are listed on the Copenhagen Stock Exchange. Mr. Have was Vice President, Global Supply Chain and IT at the Company from 2000 to 2002. Mr. Have's principal business address is Danfoss A/S, Nordborgvej 81, 6430 Nordborg, Denmark. He is a citizen of Denmark.

        William E. Hoover, Jr., age 63, has been a director of the Company since July 10, 2008. Mr. Hoover worked for McKinsey & Co., a management consulting firm, for approximately 30 years until July 2007, when he retired from the position of senior director. Mr. Hoover serves on the Boards of Directors of Danfoss A/S; GN Store Nord A/S, a Danish manufacturer of hearing instruments that is listed on the Copenhagen Stock Exchange, as Vice Chairman; ReD Associates Holding A/S, a Danish provider for strategic consulting services, as Chairman; and LEGO Foundation, a Danish charitable and educational foundation. Mr. Hoover's principal business address is Danfoss A/S, Nordborgvej 81, 6430 Nordborg, Denmark. He is a citizen of the United States.

        Johannes F. Kirchhoff, age 55, has been a director of the Company since April 17, 1997. Dr. Kirchhoff has been CEO and Owner of KIRCHHOFF GmbH & Co KG and FAUN Umwelttechnik GmbH & Co. KG, a German manufacturer of vehicles for waste disposal, for more than the past five years. He serves on the Boards of Directors of RITAG Ritterhuder Armaturen GmbH & Co. Armaturenwerk KG, a privately owned German company that produces valves and fittings, and of Fachhochschule Suedwestfalen, a regional German university. He is Chairman of the Compensation Committee of the Board and a member of the Audit Committee of the Board. Dr. Kirchhoff's principal business address is FAUN Umwelttechnik GmbH & Co. AG, Stefanstrasse 2, D-58638, Iserlohn, Germany. He is a citizen of Germany.

        Anders Stahlschmidt, age 45, has been a director of the Company since September 16, 2010. He has served as General Counsel of Danfoss A/S for more than the past five years. Mr. Stahlschmidt's principal business address is Danfoss A/S, Nordborgvej 81, 6430 Nordborg, Denmark. He is a citizen of Denmark.

        Steven H. Wood, age 55, has been a director of the Company since January 1, 2003. Mr. Wood is currently Sr. Vice President & Chief Financial Officer of Ruan Transportation Management Systems. From 2006 until February 2013, Mr. Wood was the Chief Financial Officer of Becker-Underwood, Inc., a supplier of non-pesticide specialty chemical and biological products within the agricultural, landscape, turf, and horticulture industries. From 2004 until 2006 he was Vice President and Corporate Controller for Metaldyne Corporation, a global designer and supplier of metal-based components, assemblies and modules for the automotive industry. From 2000 until 2003, he was the Executive Vice President and Chief Financial Officer of Maytag Corporation, and from 1996 to 2000 he was Vice President-Financial Reporting and Audit of Maytag. Mr. Wood held various other financial leadership positions within Maytag from 1989 to 1996. Prior to joining Maytag, he was an auditor with Ernst & Young, a public accounting firm, and successfully completed the examination for Certified Public Accountants. He is Chairman of the Audit Committee and a member of the Compensation Committee of the Board. Mr. Wood's principal business address is Ruan, 3200 Ruan Center, 666 Grand Avenue, Des Moines, Iowa 50309. He is a citizen of the United States.

Annex B

Opinion of Lazard Frères & Co. LLC, dated February 28, 2013

[Lazard Letterhead]

February 28, 2013

The Special Committee of the Board of Directors
c/o Sauer-Danfoss Inc.
2800 East 13th Street
Ames, Iowa 50010

Dear Members of the Special Committee:

        We understand that Sauer-Danfoss Inc., a Delaware corporation (the "Company"), Danfoss A/S, a corporation organized under the laws of Denmark ("Parent"), and Danfoss Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement"). Pursuant to the Agreement, (i) Merger Sub will commence a tender offer (the "Offer") to purchase up to 100% of the shares of common stock, par value $0.01 per share, of the Company ("Company Common Stock") not already owned by Parent and its subsidiaries (collectively, other than the Company and the subsidiaries of the Company, the "Danfoss Group") at a price per share of Company Common Stock of $58.50 in cash plus any unpaid cash dividends declared in respect of the shares of Company Common Stock in accordance with this Agreement with a record date prior to the Acceptance Time (as defined in the Agreement) (together, the "Offer Price") and (ii) following the consummation of the Offer, Merger Sub will merge with and into Company (the "Merger") and each then outstanding share of Company Common Stock (including Restricted Shares (as defined in the Agreement)) that is not tendered and accepted pursuant to the Offer, other than (a) each share of Company Common Stock as to which dissenter's rights have been perfected and (b) each share of Company Common Stock held in the treasury of the Company and (c) each share of Company Common Stock owned by Parent, Merger Sub or any wholly owned subsidiary of Parent or the Company immediately prior to the effective time of the Merger, will thereupon be canceled and converted into the right to receive cash in an amount equal to the Offer Price plus the amount of any unpaid cash dividends declared in respect of the shares of Company Common Stock in accordance with the Agreement with a record date after the Acceptance Time and prior to the Effective Time (collectively with the Offer Price, the "Consideration"). The terms and conditions of the Offer and the Merger are more fully set forth in the Agreement.

        You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than the Danfoss Group and, if applicable, holders of shares of Company Common Stock as to which dissenter's rights have been perfected) of the Consideration to be paid to such holders in the Offer and the Merger.

        In connection with this opinion, we have:

  (i)
  Reviewed the financial terms and conditions of a draft, dated February 27, 2013, of the Agreement;

  (ii)
  Reviewed certain historical business and financial information relating to the Company;

  (iii)
  Reviewed various financial forecasts and other data provided to us by the management of the Company (the "Management Forecasts") relating to the business of the Company, and modifications to the Management Forecasts made at the direction of the Special Committee (the "Special Committee") of the Board of Directors of the Company (the "Special Committee Forecasts");

  (iv)
  Held discussions with members of the senior management of the Company and with the Special Committee with respect to the business and prospects of the Company;

  (v)
  Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

  (vi)
  Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

  (vii)
  Reviewed historical stock prices and trading volumes of Company Common Stock; and

  (viii)
  Conducted such other financial studies, analyses and investigations as we deemed appropriate.

        We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. Due to your assessment of the risks and uncertainties inherent in achieving the results underlying the Management Forecasts, you have directed us to utilize the Special Committee Projections for purposes of our analyses. With respect to the Special Committee Projections, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

        Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Company Common Stock may trade at any time subsequent to the announcement of the Offer and the Merger. In connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with the Company, nor does our opinion address the relative merits of the Offer and the Merger as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Offer and the Merger.

        In rendering our opinion, we have assumed, with your consent, that the Offer and the Merger will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with your consent, that obtaining the necessary governmental, regulatory or third party approvals, if any, and consents for the Offer and the Merger will not have an adverse effect on the Company or the Offer and the Merger. We do not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Special Committee obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Offer and the Merger, including, without limitation, the form or structure of the Offer and the Merger or any agreements or arrangements entered into in connection with, or contemplated by, the Offer and the Merger. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer and the Merger, or class of such persons, relative to the Consideration or otherwise.

        Lazard Frères & Co. LLC ("Lazard") is acting as financial advisor to the Special Committee in connection with the Offer and the Merger and will receive a fee for such services, a portion of which was paid upon our engagement, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon consummation of the Offer. We have in the past provided certain investment banking services to a special committee of the Board of Directors of the Company for which we have received compensation. In addition, in the ordinary course of their respective businesses, Lazard, LFCM Holdings LLC (an entity indirectly held by current and former managing directors of Lazard) and their respective affiliates may actively trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

        Our engagement and the opinion expressed herein is rendered to the Special Committee (in its capacity as such) and our opinion is for the use and benefit of the Special Committee and the Board of Directors of the Company, in their capacities as such, in connection with their respective evaluations of the Offer and the Merger. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should tender, vote or act with respect to the Offer and the Merger or any matter relating thereto.

        Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock (other than the Danfoss Group and, if applicable, holders of shares of Company Common Stock as to which dissenter's rights have been perfected) in the Offer and the Merger is fair, from a financial point of view, to such holders of Company Common Stock.

Very truly yours,
LAZARD FRERES & CO. LLC
By:	/s/ DONALD FAWCETT
	Name:	Donald Fawcett
	Title:	Managing Director

Annex C

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.